Exhibit 2.1

CONFORMED COPY

AGREEMENT AND PLAN OF MERGER

among

MH SUB I, LLC,

DIAGNOSIS MERGER SUB, INC.

and

WEBMD HEALTH CORP.

Dated as of July 24, 2017

i

ANNEX A	Conditions to the Offer
ANNEX B	Form of Certificate of Incorporation of Surviving Company

MERGER AGREEMENT

AGREEMENT AND PLAN OF MERGER, dated as of July 24, 2017 (this “Agreement”), among MH Sub I, LLC, a Delaware limited liability company (“Parent”), Diagnosis Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and WebMD Health Corp., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Boards of Directors of Parent, Purchaser and the Company have each determined that it is in the best interests of their respective stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth herein;

WHEREAS, in furtherance of such acquisition, (i) Parent will cause Purchaser to commence a cash tender offer (as it may be extended, amended or supplemented from time to time in accordance with this Agreement, the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Shares”) for $66.50 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, being the “Offer Price”), net to the seller in cash, upon the terms and subject to the conditions of this Agreement and the Offer (other than Shares to be cancelled or left outstanding pursuant to Section 3.08(b) (collectively, “Excluded Shares”)), and (ii) as soon as practicable after the acquisition of Shares pursuant to the Offer, Purchaser shall merge with and into the Company, such merger to be effected under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company being the Surviving Company (the “Merger” and together with the Offer and the other transactions contemplated by this Agreement, collectively, the “Transactions”), and each Share that is not tendered and accepted pursuant to the Offer, other than Excluded Shares and Dissenting Shares (as herein defined), shall thereupon be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, on the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, (i) determined that this Agreement and the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) declared it advisable to enter into this Agreement, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (v) resolved to recommend that holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”);

WHEREAS, (i) the Board of Directors of Parent has, upon the terms and subject to the conditions set forth herein, approved this Agreement and (ii) immediately following execution of this Agreement, Parent, as the sole stockholder of Purchaser, shall adopt and approve this Agreement; and

WHEREAS, the Board of Directors of Purchaser has (i) approved this Agreement and declared its advisability and (ii) resolved to recommend the adoption and approval of this Agreement by the sole stockholder of Purchaser.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01 Definitions. (a) For purposes of this Agreement:

“1.50% Convertible Notes” means the 1.50% Convertible Notes of the Company due 2020 issued pursuant to the 1.50% Indenture.

“1.50% Indenture” means the Indenture, dated as of November 26, 2013, between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee.

“2.50% Convertible Notes” means the 2.50% Convertible Notes of the Company due 2018 issued pursuant to the 2.50% Indenture.

“2.50% Indenture” means the Indenture, dated as of January 11, 2011, between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee.

“2.625% Convertible Notes” means the 2.625% Convertible Notes of the Company due 2023 issued pursuant to the 2.625% Indenture.

“2.625% Indenture” means the Indenture, dated as of June 1, 2016, between the Company and The Bank of New York Mellon Trust Company, N.A., as Trustee.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Anti-Corruption Laws” means anti-bribery and anti-corruption laws, regulations or ordinances applicable to the Company and its Subsidiaries and their respective operations from time to time, including without limitation (i) the U.S. Foreign Corrupt Practices Act of 1977 (as amended), (ii) the United Kingdom Bribery Act, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, and (iv) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

“Antitrust Laws” means all antitrust, competition or trade regulation Laws or Laws that are otherwise designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or harm to competition.

“beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings and any day on which commercial banks are not required or authorized by Law to close in the City of New York, NY.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company By-laws” means the Amended and Restated By-laws of the Company, as in effect as of the date of this Agreement.

“Company Charter” means the Restated Certificate of Incorporation of the Company, as in effect as of the date of this Agreement.

“Company Intellectual Property” means all Intellectual Property owned by the Company or any Company Subsidiary that is material to the current operation of the business of the Company and the Company Subsidiaries, taken as a whole.

“Company Service Provider” means each of the current and former officers, employees, directors, consultants, and independent contractors of the Company and each Company Subsidiary.

“Company Stock Plans” means the 2001 Employee Non-Qualified Stock Option Plan of HLTH, as amended, the Amended and Restated 2000 Long-Term Incentive Plan of HLTH, and the WebMD Health Corp. Amended and Restated 2005 Long-Term Incentive Plan.

“Contract” means any binding contract, subcontract, agreement, note, bond, mortgage, indenture, lease, sublease, license, sublicense, permit, franchise or any other binding instrument, obligation or commitment of any kind (whether written or oral).

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by Contract (including any credit arrangement) or otherwise.

“Convertible Securities” means the 1.50% Convertible Notes, the 2.50% Convertible Notes and the 2.625% Convertible Notes.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Borrowers” means, together, MICRO HOLDING CORP., a Delaware corporation and Parent, as borrowers under the Existing Credit Agreements.

“Existing Credit Agreements” means, together, (x) that certain First Lien Credit Agreement dated as of July 8, 2014 among the Existing Borrowers, the lenders from time to time party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent and the other persons party thereto and (y) that certain Second Lien Credit Agreement dated as of July 8, 2014 among the Existing Borrowers, the lenders from time to time party thereto, Royal Bank of Canada, as administrative agent and the other persons party thereto, in each case as amended, modified, supplemented, restated or amended and restated through the date hereof.

“Financing Sources” means the Lenders, together with their respective Affiliates, involved in the Debt Financing.

“Healthcare Laws” means all healthcare Laws applicable to the Company, any Company Subsidiary, or any of their respective products or activities, including, to the extent applicable to the Company and its Subsidiaries, the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.); Medicare (Title XVIII of the Social Security Act); Medicaid (Title XIX of the Social Security Act); the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the civil False Claims Act (31 U.S.C. §§ 3729 et seq.); the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)); the civil monetary penalty laws (42 U.S.C. § 1320a-7a); the Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801-3812); all criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. §§ 286 and 287, and the health care fraud criminal provisions under HIPAA; the exclusion laws (42 U.S.C. § 1320a-7); and state laws related to the corporate practice of medicine and fee-splitting.

“Indentures” means the 1.50% Indenture, the 2.50% Indenture and the 2.625% Indenture.

“Intellectual Property” means all worldwide intellectual property, including (a) trademarks, service marks, trade names, trade dress, and domain names, together with the goodwill associated therewith, (b) patents and patent applications, (c) copyrights, including copyrights in computer software, (d) any registrations or applications for registration of any of the foregoing and (e) trade secrets.

“Knowledge of the Company” or “Company’s Knowledge” means the actual knowledge following reasonable inquiry of such individual’s direct reports, of the individuals identified on Schedule 1.01(a).

“Leased Real Property” means all real property leased or subleased (whether as a tenant or subtenant) by the Company or any Company Subsidiary.

“Liens” means any and all security interests, pledges, claims, charges, options, puts, calls, preemptive purchase rights, easements, restrictions, rights of first offer or refusal, hypothecation, mortgages, liens and any other encumbrances of any kind or nature whatsoever, other than any license of, option to license, or covenant not to assert claims of infringement, misappropriation or violation with respect to, Intellectual Property.

“Marketing Period” means the first period of seventeen (17) consecutive Business Days commencing immediately after the date that Parent shall have received all of the Required Information; provided that (A) the Marketing Period shall commence no earlier than September 6, 2017, (B) November 24, 2017 shall not constitute a Business Day for purposes of such seventeen (17) consecutive Business Day period (provided, that, for the avoidance of doubt, such exclusion shall not restart such period); provided, further, that, the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, either (i) Ernst & Young LLP shall have withdrawn its audit opinion with respect to any financial statements included in the Required Information, (ii) the Company determines or is actively contemplating to restate any historical financial statements included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until (x) such restatement has been completed and the applicable financial statements have been amended or (y) the Company has publicly announced or informed Parent that it has concluded that no restatement shall be required or (iii) the Company shall have failed to file any Report on Form 10-K or Form 10-Q required to be filed with the SEC pursuant to the Exchange Act prior to the expiration of the Marketing Period in accordance with the periods required by the Exchange Act, in which case the Marketing Period shall not commence or be deemed to commence unless and until such reports have been filed and (C) the Marketing Period shall end on any earlier date that is the date on which the proceeds to be provided to Purchaser by the Debt Financing are received by Purchaser in full to complete the Transactions.

“Material Adverse Effect” means any event, circumstance, change, development or effect that, individually or in the aggregate with such other events, circumstances, changes, developments or effects, has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that in no event shall any event, circumstance, change, development or effect resulting from or relating to any of the following, alone or in combination, be deemed to constitute, nor be taken into account in determining whether there has been, a Material Adverse Effect: (i) a change in general economic, political, social, regulatory, business, financial, credit or capital market conditions, including interest or exchange rates, (ii) a change in the industries, or in the business conditions in the geographic regions, in which the Company and the Company Subsidiaries operate, (iii) any change in accounting requirements or principles required by GAAP (or any interpretations thereof) or required by any change in Laws (or any interpretations thereof), in each case after the date hereof, (iv) any adoption, implementation, promulgation, repeal or modification, reinterpretation or proposal of any Law after the date hereof, (v) any seasonal fluctuations in the business of the Company and the Company Subsidiaries, (vi) any outbreak, escalation or acts of terrorism or sabotage, armed hostility or war (whether or not declared) or any weather-related event, fire or natural disaster or other national or international calamity or worsening of any of the occurrences or conditions referred to in this clause (vi), (vii) declines in the market price or trading volume of the Shares (provided that, except as otherwise provided in this definition, the underlying causes of such declines referred to in this clause (vii) may be considered in determining whether there is a Material Adverse Effect), (viii) the announcement of the execution of this Agreement or the pendency of the Transactions, (ix) the identity of Parent or any of its Affiliates as the acquiror of the Company or any facts or circumstances concerning Parent or any of its Affiliates, (x) compliance with the terms of, or the taking of any action required by or the failure to take any action prohibited by, this Agreement (other than with respect to the obligations of the Company to conduct the business of the Company and its Subsidiaries in the ordinary course of business set forth in Section 6.01) or consented to or requested by Parent in writing in advance after disclosure to Parent of all material and relevant facts and information to the Knowledge of the Company or (xi)

any failure to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period (provided that, except as otherwise provided in this definition, the underlying causes of such failure referred to in this clause (xi) may be considered in determining whether there is a Material Adverse Effect); provided, however, that the exceptions set forth in clauses (i) (ii), (iii), (iv) and (vi), shall only apply to the extent that such event, circumstance, development, change or effect does not have a disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, compared to other companies that operate in the industries in which the Company and the Company Subsidiaries operate.

“Order” means, with respect to any person, any award, decision, injunction, judgment, stipulation, settlement, order, ruling, subpoena, writ, decree, consent decree or verdict entered, issued, made or rendered by any Governmental Authority of competent jurisdiction affecting such person or any of its properties.

“Parent Material Adverse Effect” means any event, circumstance, change, development or effect that, individually or in the aggregate, prevents or materially delays consummation of any of the Transactions or otherwise prevents or materially delays Parent or Purchaser from performing its obligations under this Agreement.

“Permitted Lien” means (a) Liens for Taxes, special assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith in appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts not yet past due, or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over any owned real property which are not violated in any material respect by the current use and operation of any owned real property, (d) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, old age pension programs mandated under applicable legal requirements or other social security, (e) covenants, restrictions, easements, encumbrances and other similar matters of record affecting title to but not adversely affecting current occupancy or use of ay owned real property in any material respect, (f) restrictions on transfer of securities arising under federal and state securities Laws, (g) any Liens caused by state statutes and/or principles of common law and specific agreements within some leases providing for landlord liens with respect to tenant’s personal property, fixtures and/or leasehold improvements at the subject premises and (h) restrictions not materially affecting the present use of such assets or properties.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means any information that identifies any individual (directly or indirectly), including an individual’s name, address, telephone number, e-mail address, date of birth, photograph, social security number or tax identification number, credit card number, bank information, or biometric identifiers.

“Plans” means (a) employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (whether or not subject to ERISA) and all bonus, stock option, stock purchase, restricted stock, phantom stock, incentive, deferred compensation, retirement, retiree medical or life insurance, supplemental retirement, change in control, retention, severance or other benefit plans, programs or arrangements, and (b) all employment, termination, severance or other contracts and agreements in which the Company or any Company Subsidiary is a party with respect to any Company Service Providers (excluding consultants and independent contractors), in each case: (i) with respect to which the Company or any Company Subsidiary has, or could reasonably be expected to have any direct, indirect, joint and several or contingent liability or (ii) which are maintained, contributed to (or required to be contributed to) or sponsored by the Company or any Company Subsidiary for the benefit of any Company Service Providers (excluding consultants and independent contractors); provided, however, that the definition of Plans shall not include any Plan maintained, contributed to or sponsored by the Company or any Company Subsidiary solely for the benefit of any Company Service Providers outside of the United States or that is governed by non-U.S. Law (“Non-U.S. Plans”).

“Privacy, Security, and Consumer Protection Laws” means all Laws that apply to the Company that directly govern collecting, accessing, processing, using, disclosing, electronically transmitting, securing, sharing, transferring and storing Personal Information and Protected Health Information, including, to the extent applicable to the Company, HITECH, HIPAA, the Federal Trade Commission Act, the Privacy Act of 1974, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, the Computer Fraud and Abuse Act, state social security number protection applicable Laws, state data breach notification Laws, the Digital Advertising Alliance Self-Regulatory Principles, the National Advertising Institute Code of Conduct and Mobile Application Code, the Data Protection Directive (95/46/EC), the Privacy and Electronic Communications (EC Directive) Regulations 2003 (as amended) (“PECR”), Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (repealing the DPA and its implementing Directive 95/46/EC) (once it becomes applicable) (“GDPR”), Regulation (EU) 2017/003 of the European Parliament and of the Council concerning the respect for private life and the protection of personal data in electronic communications (repealing PECR and its implementing legislation Directive 2002/58/EC) (once it becomes applicable), guidance issues by the Article 29 Working Party and any EU data protection authority, and any applicable Laws concerning requirements for website and mobile application privacy policies and practices, data or web scraping, call or electronic monitoring or recording of any outbound communications (including outbound calling and text messaging, telemarketing, and e-mail marketing).

“Protected Health Information” means individually identifiable health information transmitted or maintained by a covered entity or its business associates in any form or medium as defined at 45 C.F.R. § 160.103.

“Required Information” means (i) the financial and other information of the Company and its Subsidiaries that is reasonably requested from the Company to the extent necessary to allow Parent and Purchaser to prepare pro forma financial statements of Parent that are necessary to satisfy the condition set forth in paragraph 6 of Exhibit C to the Debt Commitment Letter (as in effect on the date of this Agreement) for customary revolving and term loan facilities, and (ii) the financial statements of the Company required to be delivered in order to satisfy the condition set forth in paragraph 5 of Exhibit C to the Debt Commitment Letter (as in effect on the date of this Agreement); provided, however, that notwithstanding anything to the contrary in clauses (i) and (ii), nothing will require the Company to provide (or be deemed to require the Company to prepare) any pro forma financial statements (it being understood and agreed that the Company shall provide customary inputs for such pro forma financial statements).

“Sanctioned Person” means a person that is (a) the subject of Sanctions, (b) located in or organized under the laws of a country or territory which is the subject of country- or territory-wide Sanctions (including without limitation Cuba, Iran, North Korea, Sudan, Syria, or the Crimea region), or (c) majority-owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (i) the United States (including without limitation the Department of Treasury, Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) Her Majesty’s Treasury, or (v) other similar governmental bodies with regulatory authority over the Company or any Subsidiary from time to time.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” or “Subsidiaries” of any person means (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned by such person or by one or more other subsidiaries of such person, (ii) a partnership of which such person, or one or more other subsidiaries thereof is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such person or one or more other subsidiaries thereof is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other person (other than a corporation, partnership or limited liability company) in which such person, or one or more other subsidiaries of such person has at least a majority ownership or the power to direct the policies, management and affairs thereof.

“Willful and Material Breach” means a material breach that is a consequence of an act undertaken by the breaching party or the failure by the breaching party to take an act it is required to take under this Agreement, with actual or constructive knowledge (which shall be deemed to include knowledge of facts that a person acting reasonably should have, based on reasonable due inquiry) that the taking of or failure to take such act would, or would reasonably be expected to, cause a breach of this Agreement.

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Acceptance Time	§ 2.01(e)
Acquisition Proposal	§ 7.02(g)(i)
Action	§ 4.11
Adverse Recommendation Change	§ 7.02(d)
Agreement	Preamble
Alternative Acquisition Agreement	§ 7.02(d)
Applicable Date	§ 4.06
Book-Entry Shares	§ 3.09(b)
Certificate of Merger	§ 3.03
Certificates	§ 3.09(b)
Closing	§ 3.02
Closing Date	§ 3.02
Commitment Letters	§ 5.08(a)
Company	Preamble
Company Affiliated Transaction	§ 4.27
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Schedule	Article IV
Company Permits	§ 4.07
Company Preferred Stock	§ 4.03(a)
Company Related Party	§ 9.03(g)
Company Stock Option	§ 3.11(a)(i)
Company Subsidiary	§ 4.01(b)
Company Termination Fee	§ 9.03(b)(i)
Confidentiality Agreement	§ 7.01(b)
Debt Commitment Letter	§ 5.08(a)
Debt Financing	§ 5.08(a)
Definitive Financing Agreements	§ 7.15(a)
DGCL	Recitals
Dissenting Shares	§ 3.13(a)
Effective Time	§ 3.03
Employee	§ 7.04(a)
Environmental Laws	§ 4.18(a)
Equity Commitment Letter	§ 5.08(a)
Equity Financing	§ 5.08(a)
ERISA	§ 1.01(a)
Excluded Agreements	§ 4.12(a)
Excluded Employees	§ 4.12(a)
Excluded Shares	Recitals
Expiration Date	§ 2.01(b)
Financing	§ 5.08(a)

Defined Term	Location of Definition
GAAP	§ 4.09(b)
Governmental Authority	§ 4.05(b)
Guarantee	§ 5.10
Hazardous Materials	§ 4.18(a)
HSR Act	§ 4.05(b)
Indemnified Parties	§ 7.03(a)
Initial Expiration Date	§ 2.01(b)
Intervening Event	§ 7.02(g)(ii)
IRS	§ 4.12(c)
Law	§ 4.05(a)
Lender Parties	§ 10.10(c)
Lenders	§ 5.08(a)
Merger	Recitals
Merger Consideration	§ 3.08(a)
Minimum Condition	Annex A
Nasdaq	§ 2.01(c)
Non-Recourse Party	§ 10.15
Non-U.S. Plans	§ 1.01(a)
Offer	Recitals
Offer Conditions	§ 2.01(a)
Offer Documents	§ 2.01(f)
Offer Price	Recitals
Outside Date	§ 9.01(b)(i)
Parent	Preamble
Parent Related Party	§ 9.03(g)
Parent Termination Fee	§ 9.03(d)
Paying Agent	§ 3.09(a)
Payment Fund	§ 3.09(a)
Performance Share	§ 3.11(c)
Performance Share Restricted Cash	§ 3.11(c)
Pre-Closing Period	§ 6.01
Purchaser	Preamble
Purchaser Welfare Benefit Plans	§ 7.04(c)
Replacement Financing	§ 7.15(b)
Representatives	§ 7.01(a)
Required Amount	§ 5.08(c)
Restricted Share	§ 3.11(b)
Restricted Share Restricted Cash	§ 3.11(b)
Restricted Stock Unit	§ 3.11(d)
Restricted Stock Unit Restricted Cash	§ 3.11(d)
Sarbanes-Oxley Act	§ 4.09(a)
Schedule 14D-9	§ 2.02(a)
Schedule TO	§ 2.01(f)
SEC Reports	§ 4.09(a)
Securities Act	§ 4.09(a)
Selected Contracts	§ 4.16(a)

Defined Term	Location of Definition
Shares	Recitals
Solvent	§ 5.09
Sponsor	§ 5.08(a)
Stock Option Merger Consideration	§ 3.11(a)
Stock Option Restricted Cash	§ 3.11(a)
Superior Proposal	§ 7.02(g)(iii)
Supplemental Indenture	§ 7.14
Surviving Company	§ 3.04
Systems	§ 4.19(b)
Tax	§ 4.15(h)(i)
Tax Returns	§ 4.15(h)(ii)
Termination Date	§ 9.01
Transaction Approvals	§ 4.05(b)
Transactions	Recitals
Underwater Stock Option	§ 3.11(a)
Unvested Company Stock Options	§ 3.11(a)
Unvested Restricted Shares	§ 3.11(b)
Unvested Performance Shares	§ 3.11(c)
Unvested Restricted Stock Units	§ 3.11(d)
Vested Company Stock Options	§ 3.11(a)
Vested Restricted Shares	§ 3.11(b)
Vested Performance Shares	§ 3.11(c)
Vested Restricted Stock Units	§ 3.11(d)
WARN Act	§ 4.13

ARTICLE II

THE OFFER

SECTION 2.01 The Offer. (a) Provided that this Agreement shall not have been terminated in accordance with Section 9.01, Purchaser shall, and Parent shall cause Purchaser to, commence, within the meaning of Rule 14d-2 under the Exchange Act, the Offer as promptly as reasonably practicable after the date hereof, but in no event later than ten (10) Business Days following the date of this Agreement. The obligation of Purchaser to (and Parent to cause Purchaser to) accept for payment and pay for all Shares tendered pursuant to the Offer shall be subject to the satisfaction of each of the conditions set forth in Annex A hereto (the “Offer Conditions”), and not to any other conditions. Purchaser expressly reserves the right to waive any of the Offer Conditions, to increase the Offer Price, and to make any other changes in the terms and conditions of the Offer; provided, however, that without the prior written consent of the Company neither Purchaser nor Parent shall (i) waive the Minimum Condition (as defined in Annex A), (ii) decrease the Offer Price payable in the Offer or change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions or amend, modify or supplement any of the Offer Conditions or any other term of the Offer in a manner that is adverse to the holders of Shares, or (v) extend (or make any other amendment that would have the effect of extending) the Initial Expiration Date except as otherwise required or permitted by Section 2.01(c).

(b) Subject to the terms and conditions of this Agreement, unless extended in accordance with the terms of this Agreement, the Offer shall expire at 11:59 p.m. (New York City time) on the twentieth (20th) Business Day (calculated in accordance with Rule 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer (the “Initial Expiration Date”) or, if the Offer has been extended in accordance with this Agreement, at the time and date to which the Offer has been so extended (the Initial Expiration Date, or such later time and date to which the Offer has been extended in accordance with this Agreement, the “Expiration Date”).

(c) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement but subject to the provisions of Article IX, (i) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for any minimum period or periods (A) required by applicable Law, (B) required by applicable rules, regulations, interpretations or positions of the SEC or its staff or (C) required by any of the rules and regulations, including listing standards, of The NASDAQ Global Select Market (“Nasdaq”) or any other United States national securities exchange registered under the Exchange Act on which the applicable common stock is then traded, (ii) Purchaser shall extend the Offer if at any then-scheduled Expiration Date, the Company shall have brought any action in accordance with Section 10.09 to enforce specifically the performance of the terms and provisions of this Agreement by Parent or Purchaser (A) for the period during which such action is pending or (B) for such other time period established by the court presiding over such Action, (iii) in the event that any of the Offer Conditions are not satisfied or, to the extent permitted, waived, as of any then-scheduled Expiration Date, Purchaser shall extend the Offer for successive extension periods of five (5) Business Days each until all of the Offer Conditions are satisfied or, to the extent permitted, waived; provided, however, that notwithstanding the foregoing clauses (i), (ii) and, (iii) of this Section 2.01(c), (A) in no event shall Purchaser be required to extend the Offer beyond the earlier to occur of (1) the date this Agreement is terminated pursuant to Section 9.01 or (2) the Outside Date and (B) if the Marketing Period has ended and the sole then-unsatisfied Offer Condition is the Minimum Condition, Purchaser may, and the Company may require Purchaser to, extend the Offer for up to four (4) occasions in consecutive periods of five (5) Business Days each and (iv) if, at the then scheduled Expiration Date, (A) the full amount of the Debt Financing will not be available to be funded at the consummation of the Offer and the Closing (other than as a result of a breach by Parent or Purchaser of any of their representations, warranties or covenants set forth in Section 5.08 and Section 7.15 of this Agreement) and (B) Parent and Purchaser acknowledge and agree in writing that (1) the Company may, at any time following such then-scheduled Expiration Date (without giving effect to any extension pursuant to this clause (iv)), terminate this Agreement pursuant to Section 9.01(d)(iv) and receive the Parent Termination Fee and (2) all Offer Conditions set forth in paragraphs (d), (e) and (f) of Annex A will be deemed to have been satisfied or waived at the Expiration Date of the Offer after giving effect to any extension pursuant to this clause (iv), Purchaser shall have the right in its sole discretion to extend the Offer on up to four (4) occasions in consecutive increments of five (5) Business Days each (each such increment to end at 11:59 p.m. (New York City time) on the last Business Day of such increment) (or such other duration as may be agreed to by Parent and the Company); provided that Purchaser shall not be permitted to extend the Offer to a date later than the Outside Date.

(d) Purchaser shall not, and Parent shall cause Purchaser not to, terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to Section 9.01. If this Agreement is terminated pursuant to Section 9.01, Purchaser shall, and Parent shall cause Purchaser to, promptly (and in any event within one (1) Business Day) terminate the Offer and not acquire any Shares pursuant thereto, and Purchaser shall, and Parent shall cause Purchaser to, promptly (and in any event within one (1) Business Day of such termination) return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof. Parent shall not, and shall cause Purchaser not to, terminate or withdraw the Offer other than in connection with a termination of this Agreement pursuant to Section 9.01.

(e) The Offer Price shall, subject to applicable withholding of Taxes, be net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer. On the terms and subject to the conditions set forth in this Agreement and the satisfaction or, to the extent permitted, waiver of the Offer Conditions, Purchaser shall, and Parent shall cause Purchaser to, (i) promptly after the Expiration Date, accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer in compliance with applicable Law (the time of such acceptance, the “Acceptance Time”) and (ii) promptly following the Acceptance Time, pay (or cause the Paying Agent to pay) for such Shares. Parent shall provide, or cause to be provided, to Purchaser (or the Paying Agent as contemplated by Section 3.09) on or prior to the Expiration Date funds necessary to purchase and pay for any and all Shares that Purchaser becomes obligated to purchase pursuant to the Offer. The Company agrees that no Shares held by the Company or any of its Subsidiaries will be tendered pursuant to the Offer.

(f) As promptly as reasonably practicable on the date of commencement of the Offer, Parent and Purchaser shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto, the “Schedule TO”) and (ii) cause the Tender Offer Statement to be disseminated to the holders of Shares as and to the extent required by applicable Law. The Tender Offer Statement shall contain an offer to purchase and forms of the related letter of transmittal, related summary advertisement and other required ancillary offer documents (the Schedule TO and such other documents, together with all supplements and amendments thereto, being referred to herein collectively as the “Offer Documents”). Subject to Section 7.02, the Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation. Each of Parent, Purchaser and the Company agrees to correct promptly any information provided by it for use in the Offer Documents that shall have become (or shall have become known to be) false or misleading in any material respect, and Parent and Purchaser further agree to take all steps necessary to cause the Schedule TO, as so corrected, to be filed with the SEC, and the other Offer Documents, as so corrected, to be disseminated to holders of Shares, in each case as and to the extent required by applicable Laws. Parent and Purchaser shall give the Company and its counsel reasonable opportunity to review and comment on the Offer Documents each time prior to any such document being filed with the SEC or disseminated to holders of Shares, and Parent and Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Parent and Purchaser shall provide the Company and its counsel with (i) any comments or other communications, whether written or oral, that Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments or other communications and (ii) reasonable opportunity to participate in the response of Parent or Purchaser to such comments and to provide comments on that response (to which reasonable and good faith consideration shall be given by Parent and Purchaser), including by participating with Parent and Purchaser or their counsel in any discussions or meetings with the SEC to the extent not prohibited by the SEC. Parent and Purchaser shall respond as promptly as practicable to any such SEC comments.

SECTION 2.02 Company Action. (a) As promptly as reasonably practicable on the date of commencement of the Offer, the Company shall (i) file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) containing, subject to Section 7.02, the Company Board Recommendation, and (ii) disseminate the Schedule 14D-9 to the holders of Shares, in each case, to the extent required by Rule 14d-9 promulgated under the Exchange Act, and any other applicable federal securities Laws. The Schedule 14D-9 shall also contain the notice of appraisal rights required to be delivered by the Company under Section 262(d) of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC. The Company shall set the record date for the Company’s stockholders to receive notice of appraisal rights as the same date as the date of the list used to determine the persons to whom the Offer Documents and Schedule 14D-9 are first disseminated. Each of the Company, Parent and Purchaser agrees to correct promptly any information provided by it for use in the Schedule 14D-9 which shall have become (or shall have become known to be) false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable Laws. The Company shall give Parent and its counsel reasonable opportunity to review and comment on the Schedule 14D-9 prior to such document being filed with the SEC or disseminated to holders of Shares, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel. The Company shall provide Parent and its counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments or other communications and (ii) reasonable opportunity to participate in the response of the Company to such comments and to provide comments on that response (to which reasonable and good faith consideration shall be given by the Company), including by participating with the Company or its counsel in any discussions or meetings with the SEC to the extent not prohibited by the SEC. The Company shall respond as promptly as practicable to any such SEC comments.

(b) The Company shall promptly (and in any event within seven (7) Business Days of the date of this Agreement) furnish Purchaser with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, each as of the latest practicable date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. The Company shall furnish Parent and Purchaser with such additional information, including, without limitation, updated listings and computer files of stockholders, mailing labels and security position listings, and such other assistance in disseminating the Offer Documents to holders of Shares as Parent or Purchaser may reasonably request in connection with the Offer. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent, Purchaser and their Affiliates and their respective Representatives shall hold in confidence the information contained in such labels, listings and files, shall use such information only in connection with the Transactions, and, if this Agreement shall be terminated in accordance with Section 9.01, shall upon the request of the Company deliver to the Company or destroy all copies of such information then in their possession, in each case in accordance with the Confidentiality Agreement.

ARTICLE III

THE MERGER

SECTION 3.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company. The Merger shall be governed by Section 251(h) of the DGCL.

SECTION 3.02 Closing. Unless this Agreement shall have been terminated in accordance with Section 9.01, subject to the provisions of this Agreement and pursuant to the DGCL (including Section 251(h) of the DGCL), the closing of the Merger (the “Closing”) will take place as soon as practicable following the Acceptance Time, subject to the satisfaction or, to the extent permitted, waiver of the other conditions to Closing set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction or, to the extent permitted, waiver at the Closing), at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022, or at such other place, at such time or on such other date as Parent and the Company may mutually agree in writing (the date on which the Closing occurs being the “Closing Date”).

SECTION 3.03 Effective Time. On the Closing Date, or on such other date as Parent and the Company may agree to in writing, Parent, Purchaser and the Company shall cause the certificate of merger or certificate of ownership and merger or other appropriate documents (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware or such other date and time as is agreed upon by the parties and specified in the Certificate of Merger, such date and time hereinafter referred to as the “Effective Time.”

SECTION 3.04 Effects of the Merger. As a result of the Merger, (a) the separate corporate existence of Purchaser shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Company”) and (b) the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Purchaser shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.

SECTION 3.05 Certificate of Incorporation and By-laws of the Surviving Company. At the Effective Time, (a) the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended as a result of the Merger so as to read in its entirety as set forth in Annex B and shall be the certificate of incorporation of the

Surviving Company and (b) the by-laws of Purchaser, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Company, in each case until thereafter amended as provided therein or by applicable Law (and, in each case, subject to Section 7.03).

SECTION 3.06 Directors and Officers of the Surviving Company. The directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Company and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Company.

SECTION 3.07 Subsequent Actions. Subject to the terms and conditions of this Agreement, the parties agree to take all necessary action to cause the Merger to become effective as soon as practicable following the Acceptance Time, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company, its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Purchaser vested in or to be vested in the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of either the Company or Purchaser, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

SECTION 3.08 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any of the following securities:

(a) Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time, other than any Excluded Shares and any Dissenting Shares, shall be cancelled and shall be converted automatically into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”).

(b) Treatment of Treasury Shares and Parent-Owned Shares. Each Share held in the treasury of the Company or owned by any direct or indirect wholly-owned Company Subsidiary and each Share owned by Purchaser, Parent or any direct or indirect wholly-owned Subsidiary of Parent immediately prior to the Effective Time shall automatically be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto (other than any Share owned by any direct or indirect wholly-owned Company Subsidiary, which shall automatically be converted into such number of shares of common stock of the Surviving Company so as to maintain the same relative ownership percentage).

(c) Shares of Purchaser. Each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company.

SECTION 3.09 Exchange of Certificates.

(a) Paying Agent. Prior to the Acceptance Time, Parent shall (i) appoint a bank or trust company approved (such approval not to be unreasonably withheld, conditioned or delayed) in advance by the Company to act as agent (the “Paying Agent”) for the purpose of effecting payments (A) to the holders of Shares entitled to receive the Offer Price pursuant to Section 2.01(a) and (B) to the holders of Shares entitled to receive the Merger Consideration pursuant to Section 3.08(a), and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent for the payment of the Offer Price and Merger Consideration in accordance with this Agreement. Promptly following the Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares validly tendered and not withdrawn pursuant to the Offer, cash in an amount sufficient to pay the aggregate Offer Price required to be paid pursuant to Section 2.01(e). On or prior to the Closing Date, Parent shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares issued and outstanding immediately prior to the Effective Time, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 3.08(a) (such cash, together with the amount deposited pursuant to the immediately preceding sentence, being hereinafter referred to as the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank which are then publicly available), or a combination of the foregoing. Any net profit resulting from, or interest or income produced by, such investments shall be payable to or at the direction of the Surviving Company. To the extent that there are losses with respect to such investments, or the Payment Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Payment Fund lost through investments or other events so as to ensure that the Payment Fund is, at all times, maintained at a level sufficient to make such payments.

(b) Exchange Procedures. Promptly after the Effective Time (and in no event later than two (2) Business Days thereafter), Parent shall cause to be mailed to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 3.08(a): (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Shares shall pass, only upon proper delivery of the Shares to the Paying Agent) and (ii) instructions for use in effecting the surrender of the certificates evidencing such Shares (each, a “Certificate” and, together, the “Certificates”) or the non-certificated Shares represented by book-entry (“Book-Entry Shares”) in exchange for the Merger Consideration. Upon surrender of Certificates (or effective affidavits of loss in lieu thereof pursuant to Section 3.09(e)) to the Paying Agent for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto (and such other documents as may customarily be required by the Paying Agent), the holder of such Shares shall be entitled to receive in exchange therefor the Merger Consideration which such holder has the right to receive pursuant to Section 3.08(a), and the Certificates so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate or Book-Entry Share so surrendered is registered if the Certificate or Book-Entry Share representing such Shares shall be presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer or otherwise be in proper form for transfer, and the person requesting such payment shall pay any transfer or other taxes required solely by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or Book-Entry Share or establish to the reasonable satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.09, each Certificate or Book-Entry Share shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to which the holder of such Certificate or Book-Entry Share is entitled pursuant to this Article III. No interest shall be paid or will accrue on any cash payable to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article III. Notwithstanding anything to the contrary in this Section 3.09(b), any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each registered holder of one or more Book-Entry Shares shall upon receipt by the Paying Agent of an “agent’s” message in customary form (or such other evidence, if any, as the Paying Agent may reasonably require) be entitled to receive, and the Surviving Company shall cause the Paying Agent to pay and deliver as soon as reasonably practicable after receipt of such agent’s message (or such other evidence, if any, as the Paying Agent may reasonably require), the Merger Consideration for each Book-Entry Share.

(c) No Further Rights. From and after the Effective Time, holders of Shares shall cease to have any rights as stockholders of the Company, except as provided herein or by Law.

(d) Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the holders of Shares twelve (12) months after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holders of Shares who have not theretofore complied with this Article III shall thereafter look only to Parent or the Surviving Company for, and Parent and the Surviving Company shall remain liable for, payment of their claim for the Merger Consideration. Any portion of the Payment Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto. Neither Parent nor the Surviving Company shall be liable to any person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon (i) the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, and (ii) if required by the Surviving Company, an indemnity bond in form and substance and with surety reasonably satisfactory to the Surviving Company, the Paying Agent shall pay in respect of such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Section 3.08(a).

SECTION 3.10 Stock Transfer Books. At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Paying Agent or Parent for any reason shall be cancelled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 3.08(a).

SECTION 3.11 Company Stock Options, Restricted Shares, Performance Shares and Restricted Stock Units.

(a) At the Effective Time,

(i) each outstanding option (each, a “Company Stock Option”) to purchase Shares granted under the Company Stock Plans that is outstanding and unexercised as of the Effective Time and has an exercise price per Share subject to the Company Stock Option equal to or greater than the Merger Consideration (each, an “Underwater Stock Option”) shall be cancelled as of the Effective Time for no consideration.

(ii) (A) each holder of a Company Stock Option that is outstanding, vested and exercisable as of immediately prior to the Effective Time (or that vests upon the Effective Time in accordance with its terms) (collectively, the “Vested Company Stock Options”), and has an exercise price per Share that is less than the Merger Consideration, shall be paid by the Surviving Company immediately after the Effective Time (and in no event later than five (5) calendar days following the Effective Time), in exchange for the cancellation of such Vested Company Stock Option, an amount in cash, without interest, equal to the product of (x) the amount by which the Merger Consideration exceeds the applicable exercise price per Share of such Company Stock Option (the “Stock Option Merger Consideration”), and (y) the aggregate number of Shares issuable upon exercise of such Company Stock Option, and (B) each Company Stock Option that is not a Vested Company Stock Option nor an Underwater Stock Option (collectively, the “Unvested Company Stock Options”), shall be converted into the right of the holder to receive, on the first payroll date following each applicable vesting date, an amount in cash, without interest, equal to the product of (x) the Stock Option Merger Consideration and (y) the aggregate number of Shares subject to the Unvested Company Stock Option that would have vested on the applicable vesting date (collectively, the “Stock Option Restricted Cash”). The holders shall have no rights under the Company Stock Option agreement following such conversion. The Stock Option Restricted Cash shall have the same vesting schedule and acceleration provisions as the Company Stock Option and, to the extent applicable, will be subject to all of the terms and conditions of the Company Stock Plan, grant agreements and any other agreements governing Company Stock Options as in effect on the date hereof. All such payments set forth in this Section 3.11(a)(ii) shall be subject to all applicable Tax withholding requirements.

(b) At the Effective Time, (i) each Share subject to time-based restrictions (each, a “Restricted Share”) granted under the Company Stock Plans and outstanding and vested as of immediately prior to the Effective Time (or that vests upon the Effective Time in accordance with its terms) (collectively, the “Vested Restricted Shares”), shall be cancelled in exchange for the right of the holder to receive, immediately after the Effective Time (and in no event later than five (5) calendar days following the Effective Time), an amount in cash, without interest, equal to the product of (A) the Merger Consideration and (B) the aggregate number of Vested Restricted Shares and (ii) each Restricted Share that is not a Vested Restricted Share (collectively, the “Unvested Restricted Shares”), shall be converted into the right of the holder to receive, on the first payroll date following each applicable vesting date, an amount in cash, without interest, equal to the product of (A) the Merger Consideration and (B) the aggregate number of Unvested Restricted Shares that would have vested on the applicable vesting date (collectively, the “Restricted Share Restricted Cash”). The holders shall have no rights under the Restricted Share agreement following such conversion. The Restricted Share Restricted Cash shall have the same vesting schedule and acceleration provisions as the Restricted Shares and will, to the extent applicable, be subject to all of the terms and conditions of the Company Stock Plan, grant agreements and any other agreements governing the Restricted Shares as in effect on the date hereof. All such payments set forth in this Section 3.11(b) shall be payable by the Surviving Company and subject to all applicable Tax withholding requirements.

(c) At the Effective Time, (i) each Share subject to performance-based restrictions (each, a “Performance Share”) granted under the Company Stock Plans and outstanding and vested as of immediately prior to the Effective Time (or that vests upon the Effective Time in accordance with its terms) (collectively, the “Vested Performance Shares”), shall be cancelled in exchange for the right of the holder to receive, immediately after the Effective Time (and in no event later than five (5) calendar days following the Effective Time), an amount in cash, without interest, equal to the product of (A) the Merger Consideration and (B) the aggregate number of Vested Performance Shares, assuming maximum performance of performance criteria and (ii) each Performance Share that is not a Vested Performance Share (collectively, the “Unvested Performance Shares”), shall be converted into the right of the holder to receive, on the first payroll date following each applicable vesting date, an amount in cash, without interest, equal to the product of (A) the Merger Consideration and (B) the aggregate number of Unvested Performance Shares that would have vested on the applicable vesting date, assuming maximum performance of performance criteria (collectively, the “Performance Share Restricted Cash”). The holders shall have no rights under the Performance Share agreement following such conversion. The Performance Share Restricted Cash shall have the same vesting schedule and acceleration provisions as the Performance Shares (provided that the performance vesting criteria will no longer apply to the Performance Share Restricted Cash) and will, to the extent applicable, be subject to all of the terms and conditions of the Company Stock Plan, grant agreements and any other agreements governing the Performance Shares as in effect on the date hereof. All such payments set forth in this Section 3.11(c) shall be payable by the Surviving Company and subject to all applicable Tax withholding requirements.

(d) At the Effective Time, (i) each restricted stock unit (each, a “Restricted Stock Unit”) that is subject to a Restricted Stock Unit award granted under the Company Stock Plans and outstanding and vested as of immediately prior to the Effective Time (or that vests upon the Effective Time in accordance with its terms) (collectively, the “Vested Restricted Stock Units”), shall be cancelled in exchange for the right of the holder to receive, immediately after the Effective Time (and in no event later than five (5) calendar days following the Effective Time), an amount in cash, without interest, equal to the product of (A) the Merger Consideration and (B) the aggregate number of Shares subject to such Vested Restricted Stock Units and (ii) each Restricted Stock Unit that is not a Vested Restricted Stock Unit (collectively, the “Unvested Restricted Stock Units”), shall be converted into the right of the holder to receive, on the first payroll date following each applicable vesting date, an amount in cash, without interest, equal to the product of (A) the Merger Consideration and (B) the aggregate number of Shares subject to such Unvested Restricted Stock Units that would have vested on the applicable vesting date (collectively, the “Restricted Stock Unit Restricted Cash”). The holders shall have no rights under the Restricted Stock Unit agreement following such conversion. The Restricted Stock Unit Restricted Cash shall have the same vesting schedule and acceleration provisions as the Restricted Stock Units and will, to the extent applicable, be subject to all of the terms and conditions of the Company Stock Plan, grant agreements and any other agreements governing the Restricted Stock Units as in effect on the date hereof. All such payments set forth in this Section 3.11(d) shall be payable by the Surviving Company and be subject to all applicable Tax withholding requirements.

(e) Prior to the Effective Time, the Company shall take all steps reasonably necessary to cause the Transactions and any other dispositions of Shares or other equity securities of the Company (including derivative securities) in connection with this Agreement by each person who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, as amended. At the Effective Time, the Company shall take all actions necessary to terminate the Company Stock Plans and to resolve to treat the outstanding awards in accordance with this Section 3.11. All actions taken under this Section 3.11 shall be done in compliance with Section 409A of the Code, to the extent necessary.

SECTION 3.12 Certain Adjustments. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event shall have occurred, then the Offer Price, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event.

SECTION 3.13 Dissenting Shares. (a) Notwithstanding any provision of this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and that are held by stockholders who are entitled to demand and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal. Such stockholders shall be entitled only to such rights granted to them under the DGCL, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under such Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 3.09, of the Certificates or Book-Entry Shares that formerly evidenced such Shares.

(b) The Company shall give Parent (i) prompt notice and copies of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to direct and control all negotiations and proceedings with respect to demands for appraisal under the DGCL; provided that until the Effective Time, Parent shall consult with the Company with respect thereto. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

SECTION 3.14 Withholding Rights. Each of the Paying Agent, the Surviving Company, Purchaser and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Stock Options, Restricted Shares, Performance Shares or Restricted Stock Units such amounts as it is required to deduct and withhold with respect to such payment under all applicable Tax laws and pay such withholding amount over to the appropriate Governmental Authority. To the extent that amounts are so properly withheld and timely paid over to the appropriate Governmental Authority by the Paying Agent, the Surviving Company, Purchaser or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, Company Stock Options, Restricted Shares, Performance Shares or Restricted Stock Units in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Company, Purchaser or Parent, as the case may be.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule prepared by the Company and delivered to Parent and Purchaser in connection with the execution and delivery of this Agreement (the “Company Disclosure Schedule”), or as disclosed in the publicly available SEC Reports filed on or after December 31, 2015 and prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors” (other than any factual information contained therein) or “Quantitative and Qualitative Disclosures About Market Risk” and any disclosure of risks explicitly included in any “forward-looking statements” disclaimer and any other disclosures contained or referenced therein of information, factors or risks that are cautionary, predictive or forward-looking in nature (other than any factual information contained therein)), the Company hereby represents and warrants to Parent and Purchaser as follows:

SECTION 4.01 Organization and Qualification; Company Subsidiaries.

(a) Each of the Company and each Company Subsidiary is a corporation, exempted company, limited liability company or other legal entity duly organized, validly existing and in good standing (or equivalent concept to the extent applicable) under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except (other than with respect to the Company’s due organization, valid existence, good standing and power and authority) where the failure to be so duly organized, validly existing and in good standing would not have a Material Adverse Effect. Each of the Company and each Company Subsidiary is duly qualified or licensed as a foreign legal entity to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have a Material Adverse Effect.

(b) Section 4.01(b) of the Company Disclosure Schedule sets forth a true and complete list of all the Subsidiaries of the Company (each a “Company Subsidiary”), together with the jurisdiction of organization of each Company Subsidiary and the percentage of the outstanding share capital or other equity or voting interests of each Company Subsidiary owned by the Company and each other Company Subsidiary. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity, other than the Company Subsidiaries.

SECTION 4.02 Certificate of Incorporation and By-laws. The Company has made available to Parent a true and complete copy of (a) the Company Charter, (b) the Company By-laws, and (c) the certificate of incorporation and by-laws (or equivalent organizational documents) of each Company Subsidiary, each as in effect as of the date of this Agreement. Each such certificate of incorporation and by-laws (or equivalent organizational documents) is in full force and effect. The Company is not in violation of any provisions of the Company Charter or the Company By-laws. None of the Company Subsidiaries is in violation of any of the provisions of its certificate of incorporation and by-laws (or equivalent organizational documents), except for violations that would not have a Material Adverse Effect.

SECTION 4.03 Capitalization.

(a) The authorized share capital of the Company consists of (i) 650,000,000 Shares and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”).

(b) As of July 21, 2017, (i) 37,916,825 Shares (including 632,518 Restricted Shares and 55,000 Performance Shares, at maximum performance) were issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights, (ii) 20,208,685 Shares were held in the treasury of the Company, (iii) no Shares were held by the Company Subsidiaries, (iv) 6,852,511 Shares are reserved for future issuance in connection with the Company Stock Plans (including 5,623,993 Shares reserved pursuant to outstanding Company Stock Options and Restricted Stock Units), and (v) no shares of Company Preferred Stock were issued and outstanding. As of July 21, 2017, and without giving effect to the Transactions, Section 4.03(b) of the Company Disclosure Schedule sets forth a list of the employee I.D. number of each holder of Company Stock Options, Restricted Shares, Performance Shares and Restricted Stock Units, and opposite each such I.D. number, the number and type of award held, and, to the extent applicable, the extent to which such equity security is vested and/or exercisable, the date of grant or issuance, the exercise price (if any) and the vesting schedule and expiration date of each award. As of July 21, 2017, and without giving effect to the Transactions, there were outstanding $400,000,000 aggregate principal amount of 2.50% Convertible Notes, $300,000,000 aggregate principal amount of 1.50% Convertible Notes and $360,000,000 aggregate principal amount of 2.625% Convertible Notes, and such number of unissued Shares that may from time to time be issuable upon conversion of the Convertible Securities reserved for issuance by resolution of the Company

Board, which number of Shares into which the outstanding Convertible Securities are convertible as of July 21, 2017 are set forth on Section 4.03(b) of the Company Disclosure Schedule. Except as set forth in this Section 4.03 and for changes since July 21, 2017 resulting from the exercise of Company Stock Options outstanding on such date or conversion of Convertible Securities outstanding on such date, there are no shares or other equity interests of the Company or securities of the Company or any Company Subsidiary convertible into or exchangeable for shares or other equity interests of the Company or any Company Subsidiary options, warrants, subscriptions, preemptive or other outstanding rights, conversion rights, stock appreciation rights, performance units, phantom stock rights, profit participation rights or other rights, agreements, arrangements, understandings or commitments of any character relating to the issued or unissued shares of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of, or other equity interests in, the Company or any Company Subsidiary or other securities of the Company or any Company Subsidiary, and no securities or obligations evidencing such rights are authorized, issued or outstanding. All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights. There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Shares (other than in connection with the exercise of any Company Stock Options outstanding as of the date hereof or the conversion of any Convertible Securities outstanding as of the date hereof) or to make any investment (in the form of a loan, capital contribution, guarantee, credit enhancement or otherwise) in any other person other than any Company Subsidiary. None of the Company or any Company Subsidiary is a party to any stockholders’ agreement, voting trust agreement or registration rights agreement relating to any equity or voting securities of the Company or any Company Subsidiary or any other contract relating to disposition, voting or dividends with respect to any equity or voting securities of the Company or any Company Subsidiary. Except for the Convertible Securities outstanding as of the date hereof, the Company does not have outstanding any bonds, debentures, notes or other obligations entitling the holders thereof to the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. There are no outstanding or authorized equity appreciation, profit participation, phantom stock or similar rights, arrangements or agreements with respect to any equity securities of the Company. Each Company Stock Option has been granted having a per share exercise price at least equal to the fair market value of a Share on the date of grant as determined in compliance with Section 409A of the Code and has not otherwise been subject to “modification” or “extension” within the meaning of Section 409A of the Code and the regulations and guidance promulgated thereunder.

(c) Each outstanding capital share, security, limited liability company interest, partnership interest or equity or similar interest of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable and was issued free of preemptive (or similar) rights, and each such share or interest is owned by the Company or another direct or indirect wholly owned Company Subsidiary free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company’s or any Company Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever, other than Permitted Liens.

SECTION 4.04 Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (subject, in the case of the Merger, to the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity).

SECTION 4.05 No Conflict; Required Filings and Consents.

(a) Assuming in the case of clause (iii) that all consents, approvals and other authorizations described in Section 4.05(b)(ii)-(vi) have been obtained, all filings and other actions described in Section 4.05(b)(ii)-(vi) have been made or taken and except as may result from any facts or circumstances relating solely to Parent, Purchaser or their Affiliates, the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, (i) conflict with or violate the Company Charter or the Company By-laws, (ii) conflict with or violate the certificate of incorporation or by-laws (or equivalent organizational documents) of any material Company Subsidiary, (iii) conflict with or violate any federal, state, local or foreign law, statute, ordinance or law, or any rule, regulation, Order or agency requirement of any Governmental Authority (“Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iv) result in any breach, loss of right under or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of or give rise to the creation of any Lien pursuant to, any Contract or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which the Company or a Company Subsidiary or any property or asset of the Company or any Company Subsidiary is bound or affected, except, with respect to each of the foregoing clauses (iii) and (iv), for any such conflicts, losses, violations, breaches, defaults or other occurrences that would not have a Material Adverse Effect or prevent consummation of the Transactions.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign government, regulatory or administrative authority or commission or other governmental authority or instrumentality or self-regulatory organization, domestic or foreign, or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”) by the Company, except (i) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Material Adverse Effect or prevent consummation of the Transactions, (ii) applicable requirements, if any, of the Exchange Act, (iii) any filings required under the rules and regulations of the Nasdaq, (iv) the filing of appropriate merger documents as required by the DGCL, (v) the premerger notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and such other filings or registrations with, notifications to, or authorizations, consents or approvals of, each Governmental Authority set forth in Section 4.05(b) of the Company Disclosure Schedule (the “Transaction Approvals”), and (vi) any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority required as a result of any facts or circumstances relating solely to Parent, Purchaser or their Affiliates or co-investors.

SECTION 4.06 Compliance with Laws. Except as would not have a Material Adverse Effect, (a) the Company and the Company Subsidiaries, since December 31, 2014 (the “Applicable Date”), have conducted and are conducting their business in accordance with all Laws applicable to the Company or any Company Subsidiary, and (b) neither the Company nor any of its Subsidiaries is in violation of any such Law.

SECTION 4.07 Permits. Each of the Company and each Company Subsidiary is, and since the Applicable Date has been, in possession of all licenses, registrations, franchises, permits, approvals, accreditations, certificates and other authorizations of any Governmental Authority or private accrediting agency necessary for each such entity to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not have a Material Adverse Effect. Neither the Company nor any Company Subsidiary is, and has not been since the Applicable Date, in conflict with, or in default, breach or violation of any Company Permit to which such entity is a party or by which such entity or any property or asset of such entity is bound, except for any such conflicts, defaults, breaches or violations that would not have a Material Adverse Effect. There are no Actions pending or, to the Company’s Knowledge, threatened, that seek the revocation, cancellation or adverse modification of any Company Permit, except for any such revocations, cancellations or adverse modifications that would not have a Material Adverse Effect. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received written (or, to the Knowledge of the Company, verbal) notice or written (or, to the Knowledge of the Company, verbal) communication of any noncompliance or alleged noncompliance with any Company Permits, except for any such noncompliance as would not have a Material Adverse Effect.

SECTION 4.08 Data Privacy and Security Matters.

(a) Except as would not have a Material Adverse Effect, the Company and the Company Subsidiaries are, and since the Applicable Date, have been, in compliance with (i) all Privacy, Security, and Consumer Protection Laws; (ii) all privacy policies posted on the Company and the Company Subsidiaries’ websites and mobile applications; and (iii) all contracts (or portions thereof) between the Company or Company Subsidiaries and their vendors, marketing affiliates or other partners that are applicable to the use and disclosure of Personal Information and Protected Health Information. Except as would not have a Material Adverse Effect, (i) privacy policies have been posted and accessible to individuals at all times since the

Applicable Date, on each of Company and Company Subsidiaries’ websites and mobile applications, and (ii) all such posted policies accurately describe the Company or the Company Subsidiaries’ practices concerning the collection, use, storage, registration or disclosure of Personal Information and have not contained any material omissions of the Company or Company Subsidiaries’ privacy practices or practices concerning the collection, use, storage, registration or disclosure of Personal Information.

(b) Except as would not have a Material Adverse Effect, the Company and Company Subsidiaries have in place written agreements with all third parties, including vendors, marketing partners and other persons providing services to the Company or Company Subsidiaries who, to any material degree, have access to, receive or process Personal Information or Protected Health Information from or on behalf of the Company or Company Subsidiaries, and such agreements contain provisions that oblige the service providers to comply with all applicable Laws.

(c) Except as would not have a Material Adverse Effect, (i) the Company and the Company Subsidiaries have used commercially reasonable efforts consistent with all applicable Laws and the Company and Company Subsidiaries’ privacy policies to implement appropriate technical and organizational measures to protect the integrity, security and confidentiality of all Personal Information and Protected Health Information held by the Company and Company Subsidiaries, and (ii) to the Knowledge of the Company, since the Applicable Date, there has been no material loss, or unauthorized or illegal use of any Personal Information or Protected Health Information stored or secured by the Company or Company Subsidiaries.

(d) Except as would not have a Material Adverse Effect, since the Applicable Date, (i) the Company and Company Subsidiaries have made all disclosures to, and obtained all necessary consents and authorizations from, individuals as required by the Privacy, Security, and Consumer Protection Laws; (ii) all consents and authorizations collected by the Company and Company Subsidiaries have been recorded accurately and are up to date; and (iii) the Company and Company Subsidiaries have not received any written access requests in respect of Personal Information held by the Company or Company Subsidiaries that are unsatisfied or any written applications for rectification or erasure of Personal Information by individuals that are outstanding.

(e) To the Knowledge of the Company, neither the Company nor a Company Subsidiary is currently or, since the Applicable Date, has been subject to any Action of, or received written notice from, any third party, individual or any Governmental Authority related to whether the Company or a Company Subsidiary’s collection, processing, use, storage, security and/or disclosure of Personal Information or Protected Health Information (i) is in violation of any Privacy, Security, and Consumer Protection Laws, privacy policies, or security policies; or (ii) otherwise constitutes an unfair, deceptive or misleading trade practice where such Action would, in each case of clause (i) and (ii), have a Material Adverse Effect.

SECTION 4.09 SEC Filings; Financial Statements; Undisclosed Liabilities.

(a) The Company has timely filed or furnished, as applicable, all forms, reports, statements, schedules and other documents required to be filed or furnished by it with the SEC since the Applicable Date (as amended and supplemented from time to time, collectively, the “SEC Reports”). The SEC Reports (i) as of their respective filing dates, or, if amended prior to the date hereof, as of the date of such amendment, were prepared and complied with, in each case in all material respects, in accordance with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) and, in each case, the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended prior to the date hereof, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the Subsidiaries of the Company is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the listing and corporate governance rules and regulations of Nasdaq. As of the date hereof, there are no outstanding or unresolved comments received from the SEC with respect to the SEC Reports, and to the Knowledge of the Company, none of the SEC Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation or other governmental investigation regarding the accounting practices of the Company.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents in all material respects the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to the absence of notes and normal and recurring year-end adjustments none of which are expected to have a Material Adverse Effect). Except as have been described in the Company SEC Reports, there are no unconsolidated Subsidiaries or any off balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(c) The management of the Company has implemented and maintains and at all times since the Applicable Date, has maintained disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are designed to ensure that material information required to be disclosed by the Company, including regarding its consolidated Subsidiaries, is made known on a timely basis to the principal executive officer and the principal financial and accounting officer of the Company and others involved in the preparation of the Company’s filings with the SEC by others within those entities.

(d) The management of the Company has implemented and maintains internal control over financial reporting (as defined in Rule 15d-15 promulgated under the Exchange Act) that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. Since the Applicable Date, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any “significant deficiency” or “material weakness” (each as defined in Rule 13a-15(f) of the Exchange Act) in the system of internal control over financial reporting utilized by the Company and its Subsidiaries that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries, and since the Applicable Date, the Company’s principal executive officer and its principal financial officer have disclosed, based on their evaluation of internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)), to the Company’s auditors and the audit committee of the Company Board any instances of “significant deficiencies,” “material weaknesses” or fraud referred to in clauses (A) and (B) of the preceding sentence.

(e) Neither the Company nor any Company Subsidiary has any liability or obligation that is of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations (i) reflected or reserved against on the consolidated balance sheet of the Company and the consolidated Subsidiaries as at March 31, 2017 (including the notes thereto) included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, (ii) incurred in connection with the Transactions, (iii) incurred in the ordinary course of business consistent with past practice since March 31, 2017 or (iv) that would not have a Material Adverse Effect.

SECTION 4.10 Absence of Certain Changes or Events. Since (a) December 31, 2016 through the date of this Agreement, there has not been any event, circumstance, change, development or effect that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect and (b) March 31, 2017 through the date of this Agreement, except in connection with the Transactions, (i) the Company and the Company Subsidiaries have conducted their businesses in the ordinary course of business consistent with past practice in all material respects and (ii) neither the Company nor any of its Subsidiaries has taken any action that is prohibited, limited or circumscribed by Subsections (c), (e)(i), (e)(ii), (g), (l) or (m) of Section 6.01 or has authorized, committed or entered into any agreement to do any of the actions prohibited, limited or circumscribed by the foregoing Subsections of Section 6.01.

SECTION 4.11 Absence of Litigation. There is no litigation, suit, claim, action or proceeding, arbitration or, to the Knowledge of the Company, investigation (each, an “Action”) pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property, right or asset of the Company or any Company Subsidiary, by or before any Governmental Authority that would have a Material Adverse Effect or prevent consummation of the Transactions. Neither the Company nor any Company Subsidiary nor any property, right or asset of the Company or any Company Subsidiary is subject to any continuing Order of, or settlement agreement or other similar written agreement with, any Governmental Authority that would have a Material Adverse Effect or prevent consummation of the Transactions.

SECTION 4.12 Employee Benefit Plans.

(a) Section 4.12(a) of the Company Disclosure Schedule lists all material Plans, excluding any Plans that are employment, termination or severance contracts or agreements with Employees having an annual base salary of less than $250,000 (such Employees, the “Excluded Employees”, and such agreements, the “Excluded Agreements”). The Company has made available to Purchaser, with respect to each Plan (other than the Excluded Agreements) and as applicable: (i) a copy of the Plan and all amendments (including any amendment that is scheduled to take effect in the future); (ii) a copy of any trust agreement, funding agreement, service provider agreement, insurance agreement, investment management agreement or recordkeeping agreement relating to the Plan; (iii) a copy of any summary plan description for the Plan; (iv) a copy of any Form 5500 and all attachments thereto filed with the Internal Revenue Service for the last three Plan years; and (v) a copy of any determination letter, notice or other document that has been issued by, or that has been received by the Company or any Company Subsidiary from, any Governmental Authority with respect to such Plan.

(b) No Plan (i) is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code or (ii) is a multiemployer plan within the meaning of Section 3(37) of ERISA or a multiple employer welfare arrangement as defined in Section 3(40) of ERISA or (iii) provides retiree health or welfare benefits to Company Service Providers other than health continuation coverage pursuant to COBRA and none of the Company nor any Company Subsidiary have ever maintained or contributed to or had an obligation to contribute to any such plan as a result of its affiliation with any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code or under “common control” under Section 4001(b)(1) of ERISA or otherwise.

(c) Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or prototype opinion letter from the Internal Revenue Service of the United States (the “IRS”) that the Plan is so qualified, or an application for such a letter is currently being processed by the IRS, and, to the Knowledge of the Company, no circumstance exists that would reasonably be expected to adversely affect the qualified status of such Plan.

(d) Each Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, except to the extent such noncompliance would not have a Material Adverse Effect.

(e) Except as would not have a Material Adverse Effect, each Non-U.S. Plan has been established and administered in accordance with its terms, and in compliance with the requirements prescribed by any and all applicable Laws, and no material liability or obligation of the Company or any Company Subsidiary exists with respect to any Non-U.S. Plans.

(f) With respect to any Plan, as of the date of this Agreement and except as would not have a Material Adverse Effect, (i) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened in writing and (ii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or other Governmental Authority is pending, in progress or, to the Knowledge of the Company, threatened.

(g) Neither the execution and delivery of this Agreement nor the consummation of any of the transactions contemplated by this Agreement (whether alone or in connection with another event) will (or could reasonably be expected to) (i) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any Company

Service Provider or (ii) result in the payment of any amount or the receipt of any benefits that may be deemed a “parachute payment” under Code Section 280G, would result in any excise tax under Code Section 4999 or would entitle any individual to a gross-up payment.

SECTION 4.13 Labor and Employment Matters. Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Company Subsidiary, nor, to the Knowledge of the Company, are there any activities or proceedings of any labor union or similar organization to organize any such employees. There are no material unfair labor practice complaints pending against the Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving employees of the Company or any Company Subsidiary, nor to the Knowledge of the Company, as of the date of this Agreement, are any such complaints or activities threatened. As of the date of this Agreement, there is no strike, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened, by or with respect to any employees of the Company or any Company Subsidiary. The Company and the Company Subsidiaries are in compliance with all applicable Laws respecting employment practices, classification of individuals as employees or independent contractors, classification of individuals as exempt or non-exempt terms and conditions of employment and wages and hours, except to the extent such noncompliance would not have a Material Adverse Effect. All Contracts and agreements between the Company or any Company Subsidiary with any individual independent contractors or consultants can be terminated by providing six (6) months’ or less prior notice. Except as would not have a Material Adverse Effect, there are no administrative charges or court complaints against the Company or any Company Subsidiary concerning workers compensation, alleged employment discrimination or other employment related matters or material breach of any law, regulation pending or, to the Knowledge of the Company, threatened before any Governmental Authority. Neither the Company nor any Company Subsidiary has effectuated, within the 90 day period preceding the date hereof, nor currently has plans to effectuate (A) a “plant closing,” as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”), (B) a “mass layoff” (as defined in the WARN Act) or (C) such other layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar state or local law which would be material.

SECTION 4.14 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property. Section 4.14(a) of the Company Disclosure Schedule is a true and complete list of the location of all Leased Real Property. Except as would not have a Material Adverse Effect, the Company or one of the Company Subsidiaries has valid leasehold interests in all Leased Real Property free and clear of all Liens, except Permitted Liens. Except as would not have a Material Adverse Effect, the Company or one of the Company Subsidiaries has exclusive possession of each Leased Real Property, other than any use and occupancy rights granted to third-party owners, tenants or licensees, as tenants only without any options to purchase, pursuant to agreements with respect to such real property entered in the ordinary course of business and disclosed on Section 4.14(a) of the Company Disclosure Schedule.

(b) Except as would not have a Material Adverse Effect, (i) each lease for the Leased Real Property is in full force and effect and is valid, binding and enforceable in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity), and (ii) there is no default under any lease for the Leased Real Property either by the Company or any Company Subsidiary or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by the Company or any Company Subsidiary thereunder.

SECTION 4.15 Taxes.

(a) The Company and the Company Subsidiaries (i) have timely filed (taking into account any extension of time to file granted or obtained) all material Tax Returns required to be filed by them and such Tax Returns are correct and complete in all material respects, and (ii) have timely paid all material amounts of Taxes required to be paid by them except to the extent that such Taxes are being contested in good faith in appropriate proceedings and for which the Company or the appropriate Company Subsidiary has set aside adequate reserves in accordance with GAAP. All material amounts of Taxes required to have been withheld by the Company and the Company Subsidiaries with respect to amounts paid or owing to any employee, independent contractor, creditor or other third party have been timely withheld and remitted to the applicable Governmental Authority.

(b) There are no pending (or, to the Knowledge of the Company, threatened in writing) audits, examinations, investigations or other proceedings by a Governmental Authority in respect of any material Tax of the Company or any of the Company Subsidiaries, and no such audits, examinations, investigations or other proceedings have been proposed in writing. No deficiency for any material amount of Tax has been asserted or assessed by any Governmental Authority in writing against the Company or any of the Company Subsidiaries, which deficiency has not been satisfied by payment, settled or been withdrawn or is not being contested in good faith in appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP. There are no waivers or extensions of any statute of limitations or any periods for assessment or collection requested or currently in effect with respect to any material Taxes or material Tax Returns of the Company or any Company Subsidiary. There are no material Tax Liens on any asset of the Company or any of the Company Subsidiaries other than Permitted Liens. No jurisdiction in which the Company or any Company Subsidiary has not filed a Tax Return has asserted in writing within the past six (6) years that the Company or such Company Subsidiary is or may be required to file a Tax Return in, or subject to taxation by, such jurisdiction, which claim has not been fully resolved.

(c) Neither the Company nor any of the Company Subsidiaries has any liability for the Taxes of another person (i) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) by reason of being a member of an affiliated, consolidated, combined or unitary group (other than a group that solely includes the Company and/or any of the Company Subsidiaries) or as transferee or successor (other than with respect to any internal restructurings solely among the Company and/or any Company Subsidiaries) or (ii) by reason of being party to any Tax sharing or Tax indemnification agreement or other similar agreement (other than customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily relating to Taxes, or any agreement solely between or among the Company and the Company Subsidiaries). Neither the Company nor any of the Company Subsidiaries is or has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than the group the common parent of which is the Company or any Company Subsidiary).

(d) Neither the Company nor any of the Company Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two years.

(e) Neither the Company nor any of the Company Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

(f) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) Neither the Company nor any of the Company Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in or incorrect method of accounting under Section 481 of the Code (or any similar provision of state, local or non-U.S. law), (ii) closing agreement described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. law), (iii) installment sale or open transaction, (iv) prepaid amount received or paid on or prior to the Closing Date, (v) any intercompany transactions or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state or local income Tax Law), or (vi) election pursuant to Section 108(i) of the Code.

(h) For purposes of this Agreement:

(i) “Tax” or “Taxes” means any federal, state, local and foreign taxes, including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated and other similar taxes, and, to the extent in the nature of a tax, charges, levies, fees, duties, or other assessments of any kind whatsoever imposed by any Governmental Authority, together with any interest, penalties and additions to tax imposed with respect thereto.

(ii) “Tax Returns” means any returns, declarations, claims for refund, or information returns or statements, and reports relating to Taxes that are filed or required to be filed with any Governmental Authority, including any schedule or attachment thereto and any amendment thereof.

(i) Notwithstanding any provision herein to the contrary, the representations in Section 4.12 (solely with respect to Tax matters) and this Section 4.15 are the sole representations of the Company and the Company Subsidiaries with respect to Tax matters.

SECTION 4.16 Selected Contracts.

(a) Section 4.16(a) of the Company Disclosure Schedule lists each of the following types of Contracts to which the Company or any Company Subsidiary is a party as of the date of this Agreement (such Contracts, the “Selected Contracts”):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company or any Company Subsidiary that has been, or was required to be, filed with the SEC with the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 or any SEC Reports filed after the date of filing of such Form 10-K until the date hereof;

(ii) any (A) Contract for the purchase of materials, supplies, goods, services, equipment, or other assets (or for the licensing of or grant of rights in or to use Intellectual Property) for which payments by the Company or any Company Subsidiary of $5,000,000 or more were made during the twelve-month period ended March 31, 2017 and (B) material Contract relating to material Trademarks (excluding without limitation non-exclusive licenses granted in the ordinary course of business), in each case, which is not cancellable without penalty or further payment and without more than 30 days’ notice;

(iii) any (A) Contract with the twenty largest customers (by revenue) of WebMD Health Services Group, Inc. and (B) Contract with respect to the twenty largest advertising programs (by revenue) of the Company’s advertising and sponsorship business, in each case, for the fifteen-month period ended March 31, 2017, and (C) other Contract (x) with a customer of WebMD Health Services Group, Inc. that accounted for revenue of at least $10 million in the twelve-month period ended March 31, 2017 and (y) with respect to any other advertising programs in the Company’s advertising and sponsorship business with respect to which revenue of at least $10 million was recognized in the twelve-month period ended March 31, 2017;

(iv) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money, extension of credit of $5,000,000 or more, other than (A) accounts receivable and accounts payable in the ordinary course of business and (B) loans to direct or indirect wholly-owned Company Subsidiaries;

(v) with respect to a joint venture, partnership or other similar arrangement of the Company or Company Subsidiary, any Contract that relates to the formation, creation, governance or control of, or the economic rights or obligations of the Company or any of the Company Subsidiaries in, any such joint venture, partnership or other similar arrangement;

(vi) any Contract (A) containing any covenant materially limiting the right of the Company, any Company Subsidiary or any Affiliate of the Company to engage in any line of business or to compete with any person in any line of business and (B) granting “most favored nation” status or containing “exclusivity” requirements obligations or similar provisions that apply to the Company and its Subsidiaries or any

Affiliate of the Company, and in each case, is not cancellable without penalty or further payment and without more than 30 days’ notice;

(vii) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) that (i) was entered into after the Applicable Date and pursuant to which any potential earn-out, deferred or contingent payment obligations remain outstanding (excluding indemnification obligations in respect of representations and warranties) or otherwise survive as of the date hereof or (ii) pursuant to which the Company or any of its Subsidiaries has potentially material indemnification obligations to any person;

(viii) any Contract for the provision of goods or services by the Company or any of its Subsidiaries that is material to the Company or any Company Subsidiary with any Governmental Authority; and

(ix) any Contract (A) that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, the pledging of the capital stock of the Company or any of its Subsidiaries or the incurrence of indebtedness for borrowed money or guarantees by the Company or any of its Subsidiaries or (B) evidencing financial or commodity hedging or similar trading activities.

(b) A substantially complete and correct copy of each Selected Contract has been made available to Parent in an electronic data room prior to the date hereof. Except as would not have a Material Adverse Effect, (i) neither the Company nor any Company Subsidiary is in breach or violation of, or default under, any Selected Contract (and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach, violation or default) and (ii)(A) each Selected Contract is valid, binding and in full force and effect with respect to the Company and the Company Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto, except to the extent such Contract has expired following the date hereof in accordance with its terms and (B) to the Knowledge of the Company, no other party is in breach or violation of, or default under, any Selected Contract (and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach, violation or default).

SECTION 4.17 Insurance. Except as would not have a Material Adverse Effect, (a) each of the Company and the Company Subsidiaries maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses, (b) each such insurance policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (c) neither the Company nor any Company Subsidiary is in breach or default under any such policy, and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default under such policy, and (d) no notice of cancellation or termination has been received with respect to any such party.

SECTION 4.18 Environmental Matters.

(a) Except as would not have a Material Adverse Effect, (i) the Company and each Company Subsidiary is in compliance with all applicable Environmental Laws, (ii) the Company and the Company Subsidiaries possess all Company Permits issued pursuant to any applicable Law relating to the protection of the environment or, as such relates to exposure to Hazardous Materials, to health and safety (“Environmental Laws”), and are in compliance with all such Company Permits, (iii) no releases of (A) any petroleum products or byproducts, radioactive materials, friable asbestos or polychlorinated biphenyls or (B) any waste, material or substance defined as a “hazardous substance,” “hazardous material,” or “hazardous waste,” “pollutant” or analogous terminology under any applicable Environmental Law (“Hazardous Materials”) have occurred at, on, from or under any real property currently owned or operated by the Company or any Company Subsidiary, which requires any remediation by, or would reasonably be expected to result in liability of, the Company or any Company Subsidiary under Environmental Law, and to the Knowledge of the Company Hazardous Materials are not otherwise present at any such properties under circumstances that require such remediation or would reasonably be expected to result in such liability, and (iv) neither the Company nor any Company Subsidiary has received any written claim or notice from any person alleging that the Company or any Company Subsidiary is or may be in violation of, any Environmental Law or regarding any obligation or other liability for Hazardous Materials and, to the Knowledge of the Company, no such claim or notice is pending or threatened.

(b) Notwithstanding any provision herein to the contrary, the representations and warranties contained in this Section 4.18 are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws.

SECTION 4.19 Intellectual Property.

(a) Except as would not have a Material Adverse Effect, (i) the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe the Intellectual Property rights of any person, (ii) to the Knowledge of the Company, no person is infringing any Intellectual Property right owned by the Company or any Company Subsidiary and (iii) the Company and the Company Subsidiaries own all of the Company Intellectual Property free and clear of all Liens (other than Permitted Liens).

(b) Except as would not have a Material Adverse Effect, (i) there are no re-examination, opposition or cancellation Actions initiated by any other person pending, challenging the validity or enforceability of the Company Intellectual Property and (ii) the Company and the Company Subsidiaries have taken reasonable steps to maintain (A) the confidentiality of all Company Intellectual Property, the value of which to the Company and the Company Subsidiaries is contingent upon maintaining the confidentiality thereof and (B) the integrity, continuous operation and security of the software, networks, websites and systems used in the operation of their businesses (“Systems”), and, to the Knowledge of the Company, there have been no material breaches, outages or violations of same.

(c) Notwithstanding anything in this Agreement to the contrary, (i) the representations and warranties contained in this Section 4.19 and Section 4.11 are the only representations and warranties being made by the Company in this Agreement with respect to the validity of, the right to register, or any activity that constitutes, or otherwise relates to, infringement, misappropriation or other violation of, Intellectual Property and (ii) no other representation contained in this Agreement shall apply to any such matters and no other representation or warranty, express or implied, is being made with respect thereto.

SECTION 4.20 Board Approval. The Company Board, by resolutions duly adopted at a meeting duly called and held: (i) determined that this Agreement and the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) declared it advisable to enter into this Agreement, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (v) resolved, to recommend that holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

SECTION 4.21 Offer Documents; Schedule 14D-9. Neither the Schedule 14D-9 nor any information supplied by the Company for inclusion or incorporation by reference in the Offer Documents shall, at the times the Schedule 14D-9, the Offer Documents or, in each case, any amendments or supplements thereto are filed with the SEC or are first published, sent or given to stockholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent, Purchaser or any of Parent’s or Purchaser’s representatives for inclusion in the foregoing documents. The Schedule 14D-9 (including any amendment or supplement thereto) shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

SECTION 4.22 Takeover Laws. Assuming the accuracy of the representations and warranties in Section 5.05, no “fair price,” “moratorium,” “control share acquisition,” “significant stockholder,” “interested stockholder” or other anti-takeover Law (including Section 203 of the DGCL), or any comparable anti-takeover provisions of the Company Charter or the Company By-laws, is applicable to or would reasonably be expected to restrict or prohibit the execution of this Agreement, each party performing its obligations hereunder or the consummation of the Transactions. The Company has no “rights plan,” “rights agreement” or “poison pill” in effect.

SECTION 4.23 Opinion of Financial Advisor. The Company Board has received an opinion from J.P. Morgan Securities LLC to the effect that, as of the date of this Agreement and subject to certain assumptions, qualifications, limitations and other matters set forth therein, the consideration to be paid pursuant to the Offer and the Merger is fair, from a financial point of view, to the holders of Shares, a copy of which opinion has been or will be delivered to Parent. It is understood and agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Purchaser.

SECTION 4.24 Brokers. No broker, finder or investment banker (other than J.P. Morgan Securities LLC) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its officers, directors or employees. The Company has made available to Parent a complete and correct copy of all agreements pursuant to which J.P. Morgan Securities LLC is entitled to any fees and expenses in connection with the Transactions.

SECTION 4.25 Anti-Corruption; Sanctions.

(a) Except as would not have a Material Adverse Effect, neither the Company nor any of the Company Subsidiaries, nor any director, officer or employee, nor to the Company’s Knowledge any agent or representative, of the Company or any of the Company Subsidiaries:

(i) has offered, promised, provided, or authorized the provision of any money, property, contribution, gift, entertainment or other thing of value, directly or indirectly, to any government official (including any officer or employee of a government or government-owned or -controlled entity or of a public international organisation, or any political party or party official or candidate for political office), or any other person acting in an official capacity, to influence official action or secure an improper advantage in material violation of any Anti-Corruption Law; nor

(ii) is a Sanctioned Person nor has engaged in, nor is it now engaged in, any dealings or transactions with or for the benefit of any Sanctioned Person, nor has otherwise violated Sanctions.

(b) Except as would not have a Material Adverse Effect, the Company and the Company Subsidiaries have in place and have materially adhered to policies and procedures designed to prevent their officers, employees, contractors and agents from undertaking any activity, practice or conduct relating to the business of the Company or the Company Subsidiaries that would constitute an offence under Anti-Corruption Laws and Sanctions.

(c) Except as would not have a Material Adverse Effect, neither the Company nor any of the Company Subsidiaries is party to any actual or, to the Knowledge of the Company, threatened legal proceedings or outstanding enforcement action relating to any breach or alleged breach of Anti-Corruption Laws or Sanctions.

SECTION 4.26 Healthcare Laws. Except as would not have a Material Adverse Effect, the Company and the Company Subsidiaries are and, since the Applicable Date, have been in compliance with all Healthcare Laws. Except as would not have a Material Adverse Effect, neither the Company nor any Company Subsidiary, nor any of their directors, executives or officers: (i) is a party to any corporate integrity agreement, deferred prosecution agreement, monitoring agreement, consent decree, settlement order or similar agreement imposed by a Governmental Authority; (ii) has failed to comply with any obligations pursuant to any settlement agreement, plan of correction, consent decree, or other remedial measure entered into with any Governmental Authority; or (iii) is or has been deemed by any Governmental Authority debarred or excluded from participation under any health care program of any Governmental Authority.

SECTION 4.27 Affiliated Transactions. No Company Related Party is a party to any Contract, transaction, arrangement or understanding (a “Company Affiliated Transaction”) with or binding upon the Company or the Company Subsidiaries (other than Plans and other than commercial agreements entered into on arm’s length terms by the Company or the Company Subsidiaries in the ordinary course of business) or any of their respective properties or assets or has any material interest in any property used by the Company or the Company Subsidiaries or has engaged in any transaction with any of the foregoing since the Applicable Date, in either case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act that has not been so disclosed.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser hereby, jointly and severally, represent and warrant to the Company as follows:

SECTION 5.01 Corporate Organization. Each of Parent and Purchaser is duly organized, validly existing and in good standing (or equivalent concept to the extent applicable) under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power and authority would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Purchaser from performing its obligations under this Agreement.

SECTION 5.02 Organizational Documents. Parent has heretofore furnished to the Company a true and complete copy of the certificate of formation or certificate of incorporation, as applicable, and the limited liability company agreement or by-laws, as applicable, of Parent and Purchaser, in each case as amended to date. Such certificate of incorporation and by-laws are in full force and effect. Neither Parent nor Purchaser is in violation of any of the provisions of its certificate of incorporation or by-laws, as applicable, except such violations as would not have a Parent Material Adverse Effect.

SECTION 5.03 Authority Relative to This Agreement. Each of Parent and Purchaser has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions have been duly and validly authorized by all necessary corporate action, and other than the approval of this Agreement by Parent as sole stockholder of Purchaser in accordance with this Agreement, no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the Transactions (subject, in the case of the Merger, to the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity).

SECTION 5.04 No Conflict; Required Filings and Consents; Agreements.

(a) Assuming in the case of clause (ii) that all consents, approvals and other authorizations described in Section 5.04(b)(ii)-(vi) have been obtained, all filings and other actions described in Section 5.04(b)(ii)-(vi) have been made or taken and except as may result from any facts or circumstances relating solely to the Company or its Affiliates, the execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions will not, (i) conflict with or violate the certificate of incorporation or by-laws of Parent or Purchaser, (ii) conflict with or violate any Law applicable to Parent or Purchaser or by which any property or asset of either of them is bound or affected, or (iii) result in any breach, loss of right under or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) by Parent or Purchaser under, or give to others any right of termination, amendment, acceleration or cancellation of or give rise to the creation of any Lien pursuant to, any Contract or other instrument or obligation to which Parent or Purchaser is a party or by which Parent or Purchaser or any property or asset of either of them is bound or affected, except, with respect to each of the foregoing clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent and Purchaser from performing their obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay Parent or Purchaser from performing their obligations under this Agreement, (ii) applicable requirements, if any, of the Exchange Act, (iii) any filings required under the rules and regulations of the Nasdaq, (iv) the filing of appropriate merger documents as required by the DGCL, (v) the premerger notification and waiting period requirements of the HSR Act and the Transaction Approvals, and (vi) any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority required as a result of any facts or circumstances relating solely to the Company.

SECTION 5.05 Ownership of Shares. Neither Parent nor any of its Subsidiaries (including Purchaser) is, and at no time during the last five years has Parent or any of its subsidiaries (including Purchaser) been, an “interested stockholder” of the Company (as defined in Section 203 of the DGCL). Neither Parent nor any of its Subsidiaries (including Purchaser) owns (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company, except for the arrangements contemplated by this Agreement.

SECTION 5.06 Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of the officers of Parent, threatened, against Parent or any of its Subsidiaries before any Governmental Authority that would or seeks to prevent or materially delay the consummation of any of the Transactions or otherwise prevent or materially delay Parent or Purchaser from performing their obligations hereunder. As of the date hereof, neither Parent nor any of its Subsidiaries is subject to any continuing Order of, or settlement agreement or other similar written agreement with, any Governmental Authority, that would or seeks to prevent or materially delay the consummation of any of the Transactions or otherwise prevent or materially delay Parent or Purchaser from performing their obligations hereunder.

SECTION 5.07 Operations of Purchaser. Purchaser is a direct, wholly-owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

SECTION 5.08 Financing. (a) Parent and MICRO HOLDING CORP., a Delaware corporation, have received and accepted (i) an executed commitment letter dated July 24, 2017 from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have committed, subject to the terms and conditions thereof, to provide the debt financing in the amounts set forth therein at or prior to the Closing (the “Debt Financing”) for the purpose of funding the Transactions and the related fees and expenses thereto, together with any fee letters related thereto (with customary redactions for fee amounts, pricing cap and “market flex” related solely to economic terms) (including all exhibits, schedules, and annexes thereto, and the redacted executed fee letters associated therewith, collectively, the “Debt Commitment Letter”) and (ii) an executed equity commitment letter dated July 24, 2017 (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”) from KKR North America Fund XI L.P. (the “Sponsor”), pursuant to which the Sponsor has agreed, subject to the terms and conditions thereof, to invest in Parent the amount set forth therein (the “Equity Financing”). The Equity Commitment Letter provides that the Company is a third party beneficiary thereof and is entitled to enforce such agreement, in each case, solely to the extent set forth therein. The Debt Financing pursuant to the Debt Commitment Letter and the Equity Financing pursuant to the Equity Commitment Letter are collectively referred to in this Agreement as the “Financing.” Purchaser has delivered to the Company true, complete and correct copies of the executed Commitment Letters and any fee letters related thereto (with any fee letters related to the Debt Financing being subject to customary redactions of fee amounts, pricing caps and “market flex” related solely to economic terms).

(b) Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Lenders and the Sponsor to provide the Financing or any contingencies that would permit the Lenders or the Sponsor to reduce the total amount of the Financing. As of the date hereof, assuming the satisfaction of the Offer Conditions, Parent and Purchaser do not have any reason to believe that any of the conditions to the Financing applicable to them will not be satisfied or that the Financing will not be available to Purchaser on or prior to the Closing Date.

(c) Assuming the satisfaction of the Offer Conditions and the Financing is funded in accordance with the Commitment Letters, Purchaser will have, together with cash on hand of the Company, cash proceeds at the Closing (after netting out applicable fees, expenses, original issue discount and similar premiums and charges under the Commitment Letters and any fee letters related thereto) sufficient for Purchaser and the Surviving Company to pay the aggregate Offer Price and the aggregate Merger Consideration, any prepayment, repayment, refinancing or conversion of debt contemplated by this Agreement, including in respect of the Convertible Securities, amounts payable pursuant to Section 3.11 and any fees and expenses of or payable by Parent or Purchaser in connection with the Transactions and the Financing (such amount collectively, the “Required Amount”).

(d) As of the date of this Agreement, the Commitment Letters are (i) legal, valid and binding obligations of Parent and Purchaser and (in the case of the Debt Commitment Letter, to the knowledge of Parent) of each of the other parties thereto (subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in an Action in equity or at law)) and (ii) in full force and effect. As of the date hereof, assuming the accuracy of the Company’s representations and warranties in Article IV, in all material respects, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to (i) constitute a default or breach or a failure to satisfy a condition precedent on the part of Parent or Purchaser under the terms and conditions of the Commitment Letters or (ii) to the knowledge of Parent and Purchaser, result in any portion of the Financing being unavailable on the Closing Date. As of the date of this Agreement, assuming the accuracy of the Company’s representations and warranties in Article IV, in all material respects, Parent is not aware of any fact or occurrence that makes any of the representations or warranties of Parent or Purchaser, in any of the Commitment Letters inaccurate in any material respect. Parent or Purchaser has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement, and will pay in full any such amounts due at or prior to the Acceptance Time and on or prior to the Closing Date. As of the date of this Agreement, none of the Commitment Letters have been modified, amended or altered, and none of the commitments under any of the Commitment Letters have been withdrawn, terminated, amended, modified or rescinded in any respect. As of the date of this Agreement, there are no side letters or other agreements, Contracts or arrangements to which Parent, Purchaser or any of their respective Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing that could affect the availability of the Financing in an amount required to pay the Required Amount.

(e) The Merger constitutes a “Permitted Acquisition”, a “Permitted Investment” and a “Limited Condition Acquisition” under and as defined in each of the Existing Credit Agreements. As of the date hereof the Existing Borrowers have made an “LCA Election” (pursuant to and as defined under each of the Existing Credit Agreements) with respect to the Merger and have taken all action necessary to designate the Transactions as a “Limited Condition Acquisition” (under and as defined under each of the Existing Credit Agreements), and from and after the date hereof the Existing Borrowers will not take any action to alter or rescind such LCA Election or such designation. No consent, waiver, amendment or other modification to either of the Existing Credit Agreements or to any of the other “Credit Documents” (as defined in each of the Existing Credit Agreements) is necessary in connection with the Merger or the consummation thereof (including, without limitation, the funding of the Financing contemplated by the Commitment Letters) or the incurrence and implementation of the Incremental Facilities (as defined in the Debt Commitment Letters), the commitments in respect thereof and the funding thereof on the Closing Date, other than (x) amendments to each of the Existing Credit Agreements necessary to implement the “Incremental Facilities” (as defined in the Debt Commitment Letter) (the “Incremental Implementing Amendments”), which Incremental Implementing Amendments will not require the consent of any person other than the

Lenders party to the Debt Commitment Letter and the Existing Borrowers and (y) the conditions precedent to the funding of the Debt Financing expressly set forth in the Debt Commitment Letter. The Existing Credit Agreements are (i) the legal valid and binding obligations of the Parents and the Borrowers and (to the best of Purchaser and Parent’s knowledge) of each of the other parties thereto and (ii) in full force and effect. The Existing Borrowers are in compliance with all conditions necessary under the Existing Credit Agreements for consummation of the Transactions (including the incurrence of the full amount of the Debt Financing), including, for the avoidance of doubt, compliance with all applicable ratios, incurrence tests, baskets and other similar requirements. As of the date hereof, no event has occurred that, with or without notice, lapse or time or both, would reasonably be expected to constitute a default or breach under the Existing Credit Agreements or any of the other Credit Documents (as defined in each of the Existing Credit Agreements).

(f) In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent, Purchaser or any Affiliate or any other financing or other transactions be a condition to any of Parent’s or Purchaser’s obligations hereunder.

SECTION 5.09 Solvency. On the Closing Date, immediately after giving effect to the consummation of the Transactions (including the payment of the aggregate Offer Price and Merger Consideration, any other payments in respect of prepayment, repayment, refinancing or conversion of debt contemplated by this Agreement (including in respect of the Convertible Securities), the Financing and payment of all related fees and expenses) and assuming (a) the satisfaction of the Offer Conditions, (b) the accuracy in all material respects of the representations and warranties contained in Article IV (for such purposes, without giving effect to any “Knowledge” or “Material Adverse Effect” qualifications or exceptions therein), and (c) the estimates, projections or forecasts provided by or on behalf of the Company or the Company Subsidiaries to Parent or Purchaser prior to the date hereof have been prepared in good faith on assumptions that were, and continue to be, reasonable, at and immediately after the Closing and (d) immediately prior to the Effective Time the Company is Solvent, the Surviving Company will be Solvent as of immediately after the Effective Time. For purposes of this Agreement, “Solvent” means that, with respect to any person, as of any date of determination, (a) the amount by which the “fair saleable value” of the assets of such person will, as of such date, exceed the sum of (i) the value of all “liabilities of such person including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determination of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature.

SECTION 5.10 Guarantee. Concurrently with the execution of this Agreement, Parent and Purchaser have delivered to the Company the guarantee addressed to the Company from the Sponsor, guaranteeing certain obligations of Parent and Purchaser under this Agreement on the terms set forth therein (the “Guarantee”). As of the date hereof, the Guarantee is valid and in full force and effect and constitutes the valid and binding obligation of the Sponsor, enforceable in accordance with its terms. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Sponsor under the Guarantee.

SECTION 5.11 Offer Documents. Neither the Offer Documents nor any information supplied by Parent or Purchaser for inclusion or incorporation by reference in Schedule 14D-9 shall, at the time the Offer Documents (or any amendments or supplements thereto) are filed with the SEC or are first published, sent or given to stockholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Purchaser make no representation or warranty with respect to any information supplied by the Company or any of its representatives for inclusion in any of the foregoing documents or the Offer Documents. The Offer Documents (including any amendments or supplements thereto) shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

SECTION 5.12 Brokers. The Company will not be responsible prior to the Effective Time for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Transactions based upon arrangements made by or on behalf of Parent or Purchaser.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 6.01 Conduct of Business by the Company Pending the Merger. The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), except (1) as contemplated by any other provision of this Agreement, (2) as set forth in Section 6.01 of the Company Disclosure Schedule or (3) as required by applicable Law, the Company shall (x) conduct the businesses of the Company and the Company Subsidiaries in the ordinary course of business and (y) use its commercially reasonable efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries. Except (1) as contemplated by any other provision of this Agreement, (2) as set forth in Section 6.01 of the Company Disclosure Schedule or (3) as required by applicable Law, neither the Company nor any Company Subsidiary shall, during the Pre-Closing Period, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed:

(a) amend or otherwise change its certificate of incorporation, bylaws or other similar organizational documents;

(b) (i) issue, sell, grant, dispose of, encumber (other than Permitted Liens), or authorize such issuance, sale, grant, disposition or encumbrance of, any shares of any class of share capital of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such share capital, or any other ownership interest, of the Company or any Company Subsidiary (except for the issuance of Shares issuable pursuant to Company Stock

Options or Restricted Stock Units or conversion of Convertible Securities that are outstanding on the date of this Agreement) or (ii) sell, dispose of, encumber (other than Permitted Liens), transfer, lease, sublease, license, pledge, discontinue, abandon, allow to lapse or expire, fail to maintain, or authorize any of the foregoing with respect to, any material assets, properties, rights, title or interests of the Company or any Company Subsidiary except, in the case of this clause (ii), in the ordinary course of business or pursuant to existing Contracts set forth on Section 6.01(b) of the Company Disclosure Schedule;

(c) declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital, except for dividends or other distributions by any direct or indirect wholly-owned Company Subsidiary to the Company or any other direct or indirect wholly-owned Company Subsidiary;

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any share capital of, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such share capital or other equity or voting interests of, the Company or any Company Subsidiary, other than (i) the acquisition by the Company of Company Stock Options, Restricted Shares, Performance Shares and Restricted Stock Units outstanding on the date of this Agreement as required by the terms of an agreement outstanding as of the date hereof, (ii) as required pursuant to the terms of the Convertible Securities and (iii) any “cashless exercise” or “net exercise” provision relating to any Company Stock Options outstanding as of the date of this Agreement or awarded or granted following the date of this Agreement in accordance with the terms of this Agreement or in connection with tax withholding upon the exercise of Company Stock Options or the vesting of Restricted Shares, Performance Shares or Restricted Stock Units;

(e) (i) acquire (including by amalgamation, merger, consolidation, or acquisition of equity interests or assets or any other business combination), or make any investment in, any asset, property, company, corporation, partnership, other business organization (or any division thereof), except for purchases of assets or property in the ordinary course of business or that would otherwise be permitted pursuant to clause (iv); (ii) except for letters of credit, bank guarantees, security of performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case, issued, made or entered into in the ordinary course of business or intercompany indebtedness, incur, prepay, refinance, amend the terms of any indebtedness for borrowed money or issue any debt securities, warrants or other rights to acquire any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person (including by entering into any “keep well” or other agreement to maintain any financial statement condition of another person); (iii) enter into, extend, terminate, modify, waive rights under or amend any Selected Contract (or Contract that would be a Selected Contract if entered into as of the date hereof), other than in the ordinary course of business; (iv) make, authorize, or make any commitment with respect to, capital expenditures that in the aggregate exceed by $5,000,000 the aggregate amount of the annual capital expenditures budget of the Company and the Company Subsidiaries, taken as a whole, set forth on Section 6.01(e)(iv) of the Company Disclosure Schedule or (v) enter into any swap or hedging transaction or other derivative agreements, other than in the ordinary course of business;

(f) except as otherwise required under any Plan in existence as of the date of this Agreement: (i) increase the compensation payable or to become payable or the benefits provided to its Company Service Providers, except for increases in compensation to Excluded Employees in the ordinary course of business; (ii) grant any retention, severance or termination pay to, or enter into any employment, bonus, change of control or severance agreement with, any Company Service Provider; (iii) establish, adopt, enter into, terminate or amend any Plan, or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement, except as required by Law or as otherwise permitted in clause (i) above; (iv) hire or terminate, other than for cause, any executive officer; or (v) grant any equity or equity-based incentive compensation; except, in the case of the matters described in clauses (ii) and (iii), (x) in connection with the hiring of new employees or contractors who are not directors or executive officers in the ordinary course of business and (y) in connection with the promotion of employees who are not directors or executive officers (and who will not be directors or executive officers after such promotion) in the ordinary course of business;

(g) fail to maintain in full force and effect or materially modify (i) the existing insurance policies (or alternative policies with comparable terms and conditions) covering the Company and the Company Subsidiaries and their respective properties, assets and businesses or (ii) any published user-facing privacy policies, except as required by Law;

(h) settle any Action other than (i) settlements involving payments by the Company of not more than $5,000,000 in the aggregate (net of insurance proceeds and third party indemnification recoveries payable to the Company or any of its Subsidiaries in connection with such settlement) or (ii) subject to Section 7.10, stockholder litigation arising out of or related to the Transactions;

(i) enter into any new line of business outside its existing line of business as of the date of this Agreement;

(j) enter into or adopt any “poison pill” or similar stockholder rights plan;

(k) adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization document;

(l) except as required by GAAP or applicable Law, (i) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business consistent with past practice or (ii) make any change in financial accounting methods, principles, policies or practices or procedures;

(m) make, change or revoke any material Tax election, adopt or change any method of Tax accounting or Tax accounting period with respect to a material amount of taxes, materially amend any Tax Returns or file claims for material Tax refunds, enter into any closing agreement, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax, settle or compromise any material Tax liability, or surrender any right to claim a material Tax refund; or

(n) authorize, commit or enter into any agreement, whether written or otherwise, to do any of the foregoing.

SECTION 6.02 Conduct of Business by Parent and Purchaser Pending the Merger. Each of Parent and Purchaser agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, it shall not, directly or indirectly, take any action that would have a Parent Material Adverse Effect.

SECTION 6.03 Control of Operations. Nothing contained in this Agreement shall give Parent or Purchaser, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Closing. Prior to the Closing, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

SECTION 7.01 Access to Information; Confidentiality. (a) Except (i) as otherwise prohibited by applicable Law or the terms of any Contract entered into prior to the date hereof (provided however the Company shall have used commercially reasonable efforts to obtain the consent of such third party to provide such information) or (ii) as would be reasonably expected to violate or result in the loss of any attorney-client (or other legal) privilege (provided that the Company shall use its commercially reasonable efforts to allow the disclosure of such information (or as much of it as possible) in a manner that does not result in a loss of attorney-client (or other legal) privilege), during the Pre-Closing Period, the Company shall (and shall cause the Company Subsidiaries to): (x) provide to Parent and to the officers, directors, employees, accountants, consultants, legal counsel, agents, Financing Sources and other representatives (including Representatives of the foregoing) (collectively, “Representatives”) of Parent reasonable access, during normal business hours and upon reasonable prior notice to the Company by Parent, to the officers, employees, agents, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof, and (y) furnish as promptly as practicable to Parent such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent or its Representatives may reasonably request.

(b) All information obtained by Parent, Purchaser or its or their Representatives pursuant to this Section 7.01 shall be kept confidential in accordance with the confidentiality agreement, dated April 6, 2017 (the “Confidentiality Agreement”), between Kohlberg Kravis Roberts & Co. L.P. and the Company. Notwithstanding anything to the contrary herein, the Confidentiality Agreement shall survive any termination of this Agreement in accordance with its terms.

(c) No investigation pursuant to this Section 7.01 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

SECTION 7.02 No Solicitation. (a) The Company shall, and shall cause the Company Subsidiaries to, and shall instruct (and use its reasonable best efforts to cause) its and the Company Subsidiaries’ Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any person that may be ongoing with respect to an Acquisition Proposal, and shall promptly request the prompt return or destruction of all confidential information previously furnished to any person in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such person, its Subsidiaries or Representatives.

(b) Except as permitted by this Section 7.02, during the Pre-Closing Period, the Company agrees that neither it nor any Company Subsidiary, nor any of the officers or directors of it or any Company Subsidiary, shall, and it shall instruct (and use its reasonable best efforts to cause) its and the Company Subsidiaries’ Representatives not to (i) solicit, initiate, knowingly encourage or knowingly facilitate (including by providing any information) any inquiries or the submission of any proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal or (ii) engage in, continue or otherwise participate in discussions or negotiations regarding, or furnish to any person any non-public information concerning the Company or any Company Subsidiary to any person relating to or that could reasonably be expected to lead to any Acquisition Proposal except to notify such person of the existence of this Section 7.02(b); provided that, notwithstanding the foregoing, the Company may grant a limited waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow for a confidential Acquisition Proposal to be made to the Company Board to the extent the Company Board determines in good faith (after consultation with its outside legal counsel) that its failure to do so would be reasonably expected to be inconsistent with its fiduciary duties under applicable Law; provided, further, that, prior to the Acceptance Time, nothing contained in this Agreement shall, and Parent and Purchaser shall have no right to, prevent the Company or the Company Board from furnishing information to, or engaging in discussions or negotiations with, any person in connection with a bona fide unsolicited written Acquisition Proposal by such person, if prior to taking such action (A) the Company Board (1) determines in good faith (after consultation with its outside legal and financial advisors) that such Acquisition Proposal is, or could reasonably be expected to result in, a Superior Proposal, and (2) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably expected to be inconsistent with its fiduciary duties under applicable Law, and (B) the Company receives from such person an executed confidentiality agreement with terms no less favorable to the Company than the Confidentiality Agreement (it being understood that such confidentiality agreement need not prohibit the making, or amendment, of a confidential Acquisition Proposal).

(c) The Company shall promptly (and in any event within forty-eight hours) (i) provide Parent notice of (A) the receipt of any Acquisition Proposal and (B) any written inquiries, proposals or offers received by, or any discussions or negotiations sought to be initiated or continued with, the Company or its Representatives that may reasonably be expected to lead to an Acquisition Proposal and disclose the material terms of such inquiry, proposal or offer (including copies of any written materials related thereto, including any financing commitments received) and the identity of the person or group of persons making such Acquisition Proposal and (ii) provide Parent with copies of all written due diligence materials concerning the Company provided by the Company to such party to the extent not previously provided or made available to Parent substantially concurrent with making such materials available to such person. The Company will keep Parent reasonably informed of the status and details (including material amendments) of any such Acquisition Proposal or other inquiry, proposal or offer that may reasonably be expected to lead to an Acquisition Proposal. The Company shall promptly (and in any event within forty-eight hours), following a determination by the Company Board that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.

(d) Except as set forth in Section 7.02(e), the Company shall not, and shall not publicly propose to: (i)(A) withhold, withdraw or modify, in a manner adverse to Parent or Purchaser, the Company Board Recommendation; (B) approve, adopt or recommend any Acquisition Proposal; (C) fail to include the Company Board Recommendation in the Schedule 14D-9; (D) if any Acquisition Proposal has been made public, fail to reaffirm the Company Board Recommendation upon request of Parent within five Business Days upon receipt of a written request from Parent to do so; provided, that Parent may make such request only once with respect to such Acquisition Proposal unless such Acquisition Proposal is subsequently materially modified in which case Parent may make such request once each time such material modification is made; or (E) fail to recommend against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D under the Exchange Act within five (5) Business Days after the commencement of such Acquisition Proposal (any such action, an “Adverse Recommendation Change”) or (ii) except as expressly permitted by, and after compliance with, Section 7.02(e) hereof, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than a confidentiality agreement referred to in Section 7.02(b) entered into in compliance with this Section 7.02(d)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal or otherwise resolve or agree to do so.

(e) Notwithstanding anything in this Agreement to the contrary, prior to the Acceptance Time, the Company Board may (1) effect an Adverse Recommendation Change or cause the Company to terminate this Agreement pursuant to Section 9.01(d)(ii) and enter into an Alternative Acquisition Agreement if the Company receives an unsolicited written Acquisition Proposal not resulting from a breach of this Section 7.02 that the Company Board determines in good faith (after consultation with its outside legal and financial advisors) is a Superior Proposal and determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably expected to be inconsistent with its fiduciary duties under applicable Law or (2) effect an Adverse Recommendation Change if an Intervening Event occurs and as a result thereof the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to effect an Adverse Recommendation Change would be reasonably expected to be inconsistent with its fiduciary duties under applicable Law; provided that:

(i) prior to effecting an Adverse Recommendation Change with respect to a Superior Proposal or authorizing a termination of this Agreement pursuant to Section 9.01(d)(ii), (A) the Company has notified Parent in writing that it intends to effect an Adverse Recommendation Change, (B) the Company has provided Parent a summary of the material terms and conditions of such Superior Proposal (including the consideration offered therein and the identity of the person or group of persons making the Superior Proposal) and unredacted copies of the Alternative Acquisition Agreement and all other documents related to the Superior Proposal, (C) if requested to do so by Parent, for a period of four (4) Business Days following delivery of such notice, the Company shall have discussed and negotiated in good faith, and shall have made its Representatives available to discuss and negotiate in good faith, with Parent’s Representatives, any bona fide proposed modifications to the terms and conditions of this Agreement, and (D) no earlier than the end of such four (4) Business Day period, the Company Board shall have concluded, after considering the terms of any proposed amendment or modification to this Agreement proposed by Parent during such four (4) Business Day period and in consultation with its outside legal and financial advisors, that such Superior Proposal still constitutes a Superior Proposal (it being understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above, but with respect to any such subsequent notice references herein to a “four (4) Business Day period” shall be deemed references to a “three (3) Business Day period”); and

(ii) prior to effecting an Adverse Recommendation Change with respect to an Intervening Event, (A) the Company has notified Parent in writing that it intends to effect an Adverse Recommendation Change, describing in reasonable detail the reasons for such Adverse Recommendation Change, (B) if requested to do so by Parent, for a period of four (4) Business Days following delivery of such notice, the Company shall have discussed and negotiated in good faith, and shall have made its Representatives available to discuss and negotiate in good faith, with Parent’s Representatives any bona fide proposed modifications to the terms and conditions of this Agreement and (C) no earlier than the end of such four (4) Business Day period, the Company Board shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement proposed by Parent during such four (4) Business Day period, that the failure to effect an Adverse Recommendation Change would still be reasonably expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(f) Nothing contained in this Agreement shall prevent the Company or the Company Board from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f), making a statement contemplated by Item 1012(a) of Regulation M-A under the Exchange Act or otherwise complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or (ii) making any disclosure to the Company’s stockholders if the Company Board determines (after consultation with its outside legal counsel) that its failure to do so would be reasonably expected to be inconsistent with its fiduciary duties under applicable Law; provided that any Adverse Recommendation Change may only be made in accordance with Section 7.02(e). For the avoidance of doubt, a factually accurate public statement that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto shall not be deemed an Adverse Recommendation Change; provided that the Company Board expressly publicly reaffirms the Company Board Recommendation in such disclosure (other than a customary “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act) if required pursuant to Section 7.02(d).

(g) Except as set forth in Section 9.03(d) with respect to an Acquisition Proposal, for purposes of this Agreement:

(i) “Acquisition Proposal” means any inquiry, proposal or offer (including any proposal from or to the Company’s stockholders) from any person or group other than Parent or Purchaser relating to, in a single transaction or series of related transactions, (1) any direct or indirect acquisition of (A) more than 20% of the assets of the Company and its consolidated Subsidiaries, taken as a whole, or (B) more than 20% of any class of equity securities or voting power of the Company; (2) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that if consummated would result in any person beneficially owning 20% or more of any class of equity securities or voting power of the Company; or (3) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company.

(ii) “Intervening Event” means any positive material event, circumstance, change, effect, development or condition (other than an Acquisition Proposal or Superior Proposal) occurring or arising after the date of this Agreement that was not known by the Company Board as of the date of this Agreement (or, if known, the magnitude or consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement).

(iii) “Superior Proposal” means any bona fide written Acquisition Proposal that (1) relates to more than 50% of the outstanding Shares, voting power or assets of the Company and the Company Subsidiaries taken as a whole, and (2) the Company Board determines in good faith (after receiving the advice of its financial advisor and outside legal counsel and after taking into account all the terms and conditions of the Acquisition Proposal and the legal, financial (including financing terms), regulatory, timing and other aspects of such Acquisition Proposal (x) is reasonably capable of being consummated in accordance with its terms and (y) if consummated would result in a transaction) more favorable to the Company’s stockholders, from a financial point of view, than the Transactions (taking into account any proposed amendment or modification proposed by Parent pursuant to Section 7.02(e)(i)).

SECTION 7.03 Directors’ and Officers’ Indemnification and Insurance. (a) From and after the Effective Time, the Surviving Company and its Subsidiaries shall, and Parent shall cause the Surviving Company to, to the fullest extent permitted under the DGCL, honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements between the Company or any Company Subsidiary and any of their respective present or former directors and officers (collectively, the “Indemnified Parties”). In addition, the certificate of incorporation and bylaws of the Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the Company Charter or the Company By-laws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or any Company Subsidiary.

(b) For a period of six (6) years after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, to the fullest extent permitted under applicable Law, indemnify and hold harmless each Indemnified Party against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any Action (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or relating to any action or omission in their capacity as an officer, director, employee, fiduciary or agent of the Company or its Subsidiaries, whether occurring on or before the Effective Time. To the fullest extent permitted by Law, the Surviving Company shall, and Parent shall cause the Surviving Company to, pay all expenses of each Indemnified Party in advance of the final disposition of any such Action, subject to receipt of an undertaking to repay such advances if it is ultimately determined in accordance with applicable Law that such Indemnified Party is not entitled to indemnification. In the event of any such Action, (i) the Surviving Company shall have the right to control the defense thereof and the Indemnified Parties shall cooperate with the Surviving Company in such defense, (ii) the Surviving Company shall, and Parent shall cause the Surviving Company to, pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Company, promptly after statements therefor are received, (iii) neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any pending or threatened Action to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents, and (iv) Parent and the Surviving Company shall cooperate in the defense of any such matter if the Surviving Company elects not to assume the defense thereof; provided, however, that no Indemnified Party shall effect any settlement, and neither Parent nor the Surviving Company nor any of their Affiliates shall be liable for any settlement effected, without the Surviving Company’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and provided further that, in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. The rights of each Indemnified Party under this Section 7.03(b) shall be in addition to any rights such person may have under the certificate of incorporation or bylaws (or similar organizational documents) of the Company and the Surviving Company or any of their Subsidiaries, or under any Law or under any agreement of any Indemnified Party with the Company or any Company Subsidiary.

(c) The Surviving Company shall either (i) cause to be obtained at the Effective Time “tail” insurance policies with a claims period of at least six (6) years from the Effective Time with respect to directors’ and officers’ liability insurance in amount and scope at least as favorable as the Company’s existing policies for claims arising from facts or events that occurred on or prior to the Effective Time; or (ii) maintain in effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company; provided that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable)

with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Company be required to expend pursuant to this Section 7.03(c) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance, which amounts are set forth on Section 7.03(c) of the Company Disclosure Schedule; provided further that in the event of an expiration, termination or cancellation of such current policies, the Surviving Company shall be required to obtain as much coverage as is possible under substantially similar policies for amounts not to exceed such maximum annual amount in aggregate annual premiums.

(d) In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation, amalgamation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.03.

(e) Parent shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section 7.03.

SECTION 7.04 Employee Benefits Matters. (a) Parent hereby agrees that, for a period of one (1) year immediately following the Effective Time, it shall, or it shall cause the Surviving Company and its Subsidiaries to (i) provide each employee of the Company and of each of the Company Subsidiaries as of the Effective Time (each, an “Employee”) with at least the same level of base salary and wages and cash incentive compensation opportunities that, in the aggregate, was provided to each such Employee immediately prior to the Effective Time, and (ii) provide the Employees and their covered dependents with employee benefits that are substantially similar in the aggregate than those provided to such Employees immediately prior to the Effective Time. From and after the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to honor in accordance with their terms, all contracts, agreements, arrangements, policies, plans and commitments of the Company and the Company Subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company or any Company Subsidiary.

(b) Except to the extent necessary to avoid the duplication of benefits, Employees shall receive credit for all purposes (including, for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits, but excluding benefit accruals under any defined benefit pension plan) under any employee benefit plan, program or arrangement established or maintained by Parent, the Surviving Company or any of their respective Subsidiaries under which each Employee may be eligible to participate on or after the Effective Time to the same extent recognized by the Company or any of the Company Subsidiaries under comparable Plans immediately prior to the Effective Time. Such plan, program or arrangement shall credit each such Employee for service accrued or deemed accrued on or prior to the Effective Time with the Company, any Company Subsidiary and all Affiliates where service with the Affiliate was credited under a comparable Plan of the Company prior to the Effective Time.

(c) With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent or the Surviving Company (“Purchaser Welfare Benefit Plans”) in which an Employee may be eligible to participate on or after the Effective Time, except to the extent necessary to avoid the duplication of benefits, Parent and the Surviving Company shall (i) waive, or cause the insurance carrier to waive, all limitations as to preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each Employee and any covered dependent under any Purchaser Welfare Benefit Plan to the same extent waived under a comparable Plan, and (ii) provide credit to each Employee and any covered dependent for any co-payments, deductibles and out-of-pocket expenses paid by such Employee or covered dependent under the Plans during the relevant plan year, up to and including the Effective Time.

(d) The provisions contained in this Section 7.04 are included for the sole benefit of the parties hereto, and nothing in this Section 7.04, whether express or implied, shall create any third party beneficiary or other rights in any other person, including, without limitation, any employees, former employees, any participant in any Plan or other benefit plan or arrangement, or any dependent or beneficiary thereof, or any right to continued employment with the Company, the Company Subsidiaries, Parent, the Surviving Company or any of their respective Affiliates. Nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any Plan or other employee benefit plan or arrangement, or shall limit the right of the Company, the Company Subsidiaries, Parent, the Surviving Company or any of their respective Affiliates to amend, terminate or otherwise modify any Plan or other employee benefit plan or arrangement in accordance with its terms.

SECTION 7.05 Further Action. (a) (i) Parent and the Company, as applicable, shall use reasonable best efforts to promptly obtain all authorizations, consents, Orders, approvals, licenses, permits, and waivers of all Governmental Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the consummation of the Transactions, (ii) each of Parent and the Company shall (A) cooperate fully with the other party in promptly seeking to obtain all such authorizations, consents, Orders, approvals, licenses, permits and waivers, (B) provide such other information to any Governmental Authority as such Governmental Authority may lawfully request in connection herewith and (iii) Parent and the Company, as applicable, shall use commercially reasonable efforts to obtain all necessary consents, approvals or waivers from third parties; provided, however, that neither party shall be obligated to make any payments or otherwise pay any consideration to any third party to obtain any applicable consents, approvals or waivers pursuant to this clause (iii). As promptly as reasonably practicable, but in any event no later than ten (10) Business Days, following the date of this Agreement, each party shall make its respective filing, if necessary, pursuant to the HSR Act with respect to the Transactions and shall supply as promptly as reasonably practicable thereafter to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act. Each party hereto agrees to, and shall cause its respective Affiliates to, make as promptly as practicable (and in any event within ten (10) Business Days) after the date of this Agreement its respective filings and notifications, if any, required to obtain the Transaction Approvals pursuant to any other Antitrust Law identified on Section 7.05 of the Company Disclosure Schedule, and to supply as promptly as reasonably practicable to the appropriate Governmental Authorities any additional information and material that may be requested pursuant to the applicable Law. Parent will pay all filing fees or make other payments to any Governmental Authority in order to make such filings or obtain any such authorizations, consents, Orders or approvals.

(b) Without limiting the generality of the undertaking of Parent pursuant to Section 7.05(a), Parent shall, and shall cause each of its Subsidiaries to, use their reasonable best efforts to take any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority or any other party so as to enable the parties hereto to consummate the Transactions as promptly as practicable, and in any event prior to the Outside Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture, license or other disposition of such of its and their assets, properties or businesses or of the assets, properties or businesses to be acquired by Parent pursuant hereto, and entering into such other arrangements, as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any suit or proceeding that would otherwise have the effect of materially delaying or preventing the consummation of the Transactions. In addition, Parent shall bring or defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) that would prevent the Closing prior to the Outside Date; provided, however, that such obligation to litigate in no way limits the obligation of Parent to use, and cause each of its Subsidiaries to use, its and their reasonable best efforts, and to take any and all steps necessary to eliminate each and every impediment under any Antitrust Law to consummate the Transactions prior to the Outside Date. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 7.05 or elsewhere in this Agreement shall require Parent to take or agree to take any action with respect to any of its Affiliates (other than its Subsidiaries, the Company and its Subsidiaries), including selling, divesting, conveying, holding separate, or otherwise limiting its freedom of action with respect to any assets, rights, products, licenses, businesses, operations, or interest therein, of any such Affiliates (the Company and its Subsidiaries) or any direct or indirect portfolio companies (as such term is understood in the private equity industry) of investment funds advised or managed by one or more Affiliates of Parent.

(c) Each party shall keep the other parties reasonably apprised of the content and status of any communications with, and communications from, any Governmental Authority with respect to the Transactions, including promptly notifying the other parties hereto of any substantive communication it or any of its Affiliates receives from any Governmental Authority relating to any review or investigation of the Transactions under the HSR Act or any other applicable Antitrust Laws and shall permit the other parties to review in advance (and to consider in good faith any comments made by the other party in relation to) any proposed substantive communication by such party to any Governmental Authority relating to such matters. None of the parties to this Agreement shall agree to participate in any substantive meeting, telephone call or discussion with any Governmental Authority in respect of any submissions, filings, investigation (including any settlement of the investigation), litigation or other inquiry relating to the matters that are the subject of this Agreement unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such substantive meeting, telephone call or discussion. The parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. The parties to this Agreement shall provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions. Notwithstanding the foregoing, Parent or Company may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the Company or Parent, as applicable, under this Section 7.05(c) as “outside counsel only;” provided, however, that materials may be redacted (i) to remove references concerning the valuation of the Company, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(d) None of (i) Parent, Purchaser, the Parents (as defined in each of the Existing Credit Agreements as in effect on the date hereof) or any of their controlled Affiliates shall enter into any agreement, transaction or any agreement to effect any transaction (including any merger or acquisition) that might reasonably be expected to make it more difficult, or to increase the time required, to: (x) obtain the expiration or termination of the waiting period under the HSR Act, or the authorizations, consents, Orders and approvals required under any other applicable Antitrust Law, applicable to the Transactions, (y) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order that would materially delay or prevent the consummation of the Transactions, or (z) obtain all authorizations, consents, Orders and approvals of Governmental Authorities necessary for the consummation of the Transactions; and (ii) except as contemplated by the Transactions (as defined in the Debt Commitment Letter) as in effect on the date hereof) and hereby, none of Purchaser, Parent, the Parents (as defined in each of the Existing Credit Agreements as in effect on the date hereof), the Existing Borrowers or any of their controlled Affiliates will merge or amalgamate with, consolidate with, acquire all or substantially all of the assets or stock or equity interests of, or otherwise combine, merge or amalgamate with or acquire, any person or any operating division of any person, if, after giving effect to any such merger, amalgamation, consolidation, acquisition or combination on a pro forma basis, the Consolidated Total Debt to Consolidated EBITDA Ratio (as defined in each of the Existing Credit Agreements as in effect on the date hereof (but for purposes of such calculation with the references to “Restricted Subsidiaries” therein and in the component definitions thereof to be deemed to be references to both “Restricted Subsidiaries” and “Unrestricted Subsidiaries”, in each case, under and as defined in the Existing Credit Agreements as in effect on the date hereof) and measured for the most recent period of four consecutive fiscal quarters ended prior to the date of such proposed transaction) would be greater than the Consolidated Total Debt to Consolidated EBITDA Ratio (as so defined and measured) prior to giving effect to such merger, amalgamation, consolidation, acquisition or combination. Except (1) as required by applicable Law or (2) with the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed, during the Pre-Closing Period, Parent shall not declare, set aside, establish a record date for, make or pay any cash dividend with respect to any of its equity interests.

SECTION 7.06 Obligations of Parent and Purchaser. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Purchaser of, and the compliance by Purchaser with, all of the covenants, agreements, obligations and undertakings of Purchaser under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Purchaser hereunder. During the Pre-Closing Period, Purchaser shall not, and Parent shall not permit Purchaser to, engage in any activity of any nature except as provided in or expressly contemplated by this Agreement.

SECTION 7.07 Public Announcements. The initial press release relating to this Agreement shall be a joint press release, the text of which has been agreed to by each of Parent and the Company. Thereafter, except with respect to any matters contemplated by Section 7.02 (but subject to the terms thereof) or Section 9.01, each of Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions, except to the extent public disclosure is required by applicable Law or the rules or regulations of any United States or non-United States securities exchange, in which case the issuing party shall use its reasonable efforts to consult with the other party before issuing any press release or making any such public statements. Notwithstanding the foregoing, (A) each party hereto may, without such consultation, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties and (B) Parent, Purchaser and their Affiliates may, without such consultation or consent, make ordinary course disclosures and communications to existing or prospective general and limited partners, equity holders, members, managers and investors of such person or any Affiliates of such person, in each case who are subject to customary confidentiality restrictions, and on such person’s website in the ordinary course of business.

SECTION 7.08 Transfer Taxes. The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes which become payable in connection with the Transactions. Notwithstanding anything to the contrary herein, each of Parent and the Surviving Company agrees to assume liability for and pay any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes, as well as any transfer, recording, registration and other fees that may be imposed upon, payable or incurred by the Company, any Company Subsidiary, Parent or Purchaser in connection with this Agreement and the Transactions.

SECTION 7.09 Stock Exchange De-Listing. Parent shall cause the Company’s securities to be de-listed from the Nasdaq and de-registered under the Exchange Act as soon as practicable following the Effective Time and, prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to accomplish the foregoing.

SECTION 7.10 Stockholder Litigation. The Company shall be entitled to direct and control the defense of any stockholder litigation brought against the Company or its directors or officers relating to the Transactions; provided, however, the Company shall give Parent the right to consult with respect to the defense, settlement and prosecution of such litigation (and shall consider in good faith Parent’s advice with respect to such litigation), and no settlement, compromise or arrangement with respect to such litigation shall be agreed to without

Parent’s prior written consent. The Company shall notify Parent of any stockholder litigation (including by providing copies of all pleadings with respect thereto) and shall keep Parent reasonably informed with respect to the status thereof.

SECTION 7.11 Takeover Laws. If any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover Law becomes or is deemed to be applicable to this Agreement or the Transactions, then the Company Board shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such Law or Laws inapplicable to the foregoing.

SECTION 7.12 Certain Filings and Consents; Notices of Certain Matters.

(a) Upon the terms and subject to the conditions of this Agreement, the Company and Parent shall cooperate with one another (i) in connection with the preparation of the Offer Documents and the Schedule 14D-9, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the Transactions and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Offer Documents or the Schedule 14D-9 and seeking timely to obtain any such actions, consents, approvals or waivers (provided neither the Company nor any of its Subsidiaries will make or agree to make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of monetary or economic value for the purposes of obtaining any such consents without the prior consent of Parent), including such actions as may be required by the Indentures.

(b) Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of (i) any written notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person reasonably alleging in writing that the consent of such Person is required in connection with the Transactions or (ii) any fact, event or circumstance that (A) has or would reasonably be expected to result in any Material Adverse Effect or Parent Material Adverse Effect, as applicable, or (B) is reasonably likely to result in the failure of any of the Offer Conditions or any of the conditions set forth in Article VIII to be satisfied; provided, however, that no such notification (or failure to provide such notification) shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder. Notwithstanding anything to the contrary herein, a party’s good faith failure to comply with this Section 7.12(b) shall not provide any other party the right not to effect the Transactions, except to the extent that any other provision of this Agreement would independently provide such right.

SECTION 7.13 Rule 14d-10 Matters . Prior to the Acceptance Time, to the extent necessary, the Compensation Committee of the Company Board will take all steps that may be necessary or reasonably advisable to cause any employee agreement, plan or arrangement (whether in existence prior to or after the date hereof) pursuant to which consideration is or becomes payable to any officer, director or employee to be approved by the Compensation Committee of the Company Board as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) of the Exchange Act and to take all actions otherwise necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act. Each member of the Compensation Committee is an “independent director” within the meaning of the requirements of Rule 14d-10(d) promulgated under the Exchange Act.

SECTION 7.14 Convertible Securities. As promptly as practicable after the execution and delivery of this Agreement, Purchaser, Parent and the Company shall cooperate to prepare any supplemental indenture(s) (each a “Supplemental Indenture”) as required by any of the Indentures. On the Closing Date, Purchaser, Parent and the Company, as and to the extent required by any of the Indentures, shall execute with the Trustee any such Supplemental Indenture(s) and, in each case, deliver any required certificates, legal opinions and other documents required by any such Indenture to be delivered by such persons in connection with such Supplemental Indenture(s). The Company shall deliver all notices and take all other actions required under the terms of the Convertible Securities, the Indentures or under applicable Law, including, without limitation, the giving of any notices that may be required in connection with the Transactions, including with respect to any repurchases or conversions of the Convertible Securities occurring as a result of or in connection with the Transactions to the extent constituting a “Fundamental Change” or “Make-Whole Fundamental Change,” as such terms are defined in the 1.50% Indenture and the 2.625% Indenture, or a “Change in Control,” “Make Whole Change of Control” or “Public Acquirer Change of Control,” as such terms are defined in the 2.50% Indenture; provided, however, that the Company will provide copies of such notice to Parent at the time of delivering any such notice or taking any such action described in this Section 7.14. After the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, comply with its obligations (including any repurchase obligations) under the Indentures and any Supplemental Indentures thereto. For the avoidance of doubt, the term “Transactions” as used in this Agreement shall be deemed to include effecting any repurchases or conversions and taking all other actions required under the terms of the Convertible Securities and the Indentures.

SECTION 7.15 Financing.

(a) Parent and Purchaser shall use their reasonable best efforts to obtain the proceeds of the Debt Financing and shall use best efforts to obtain the proceeds of the Equity Financing, in each case, at or prior to the Acceptance Time on the terms and conditions described in the Commitment Letters, including (i) maintaining in effect the Commitment Letters, (ii) negotiating definitive agreements with respect to the Debt Financing to be entered into at or prior to the Acceptance Time (the “Definitive Financing Agreements”) consistent with the terms and conditions contained in the Debt Commitment Letters (including, as necessary, in accordance with any “flex” provisions contained in the Debt Commitment Letter or any related fee letter), in each case which terms shall not in any respect expand on the conditions to the funding of the proceeds from the Debt Financing at or prior to the Acceptance Time or reduce the aggregate amount of the proceeds from the Debt Financing to an amount less than the Required Amount, (iii) satisfying on a timely basis (taking into account the Marketing Period) all conditions in the Commitment Letters and the Definitive Financing Agreements applicable to and within the control of Parent or Purchaser to obtain the Financing and (iv) borrowing an amount necessary in accordance with the terms of the Definitive Financing Agreements to consummate the Transactions. In the event that all conditions contained in the Commitment Letters (other than, with respect to the Debt Financing, the availability of the Equity Financing) have been satisfied (or upon funding will be satisfied), Parent and Purchaser shall use their reasonable best efforts to cause the Lenders, and shall cause the Sponsor, to fund at or prior to the Acceptance Time the respective portion of the Financing required to consummate the Transactions and to pay related fees and expenses at or prior to the Acceptance Time (including by seeking through litigation to enforce its rights under the Commitment Letters and Definitive Financing Agreements, as applicable). Parent and Purchaser shall comply with their respective obligations, and enforce their rights, under the Commitment Letters in a timely and diligent manner. Parent and Purchaser will not, and will not permit the Existing Borrowers to, amend, modify, replace (including pursuant to a refinancing) either of the Existing Credit Agreements in a manner that would be likely to impair, impede or delay the consummation of the Transactions or the timely funding of the full amount of the Financing contemplated by the Commitment Letters. Parent and Purchaser shall not, without the prior written consent of the Company, (A) permit any amendment, supplement or modification to, or any waiver of any provision or remedy under, or replace, the Commitment Letters if such amendment, supplement, modification, waiver or replacement (1) would (x) adversely impact the ability of either Parent or Purchaser to enforce their respective rights against any other parties to the Commitment Letters or the Definitive Financing Agreements in any material respect, (y) add new (or expand, amend, or otherwise modify any existing) conditions to the receipt of the Financing or otherwise adversely affect (including with respect to timing) the ability or likelihood of Parent or Purchaser to timely consummate the Offer at the Acceptance Time, the Merger at the Closing or any of the Transactions or (z) be reasonably expected to make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing less likely to occur, (2) reduces the amount of the Financing (including by changing the amount of fees to be paid in respect of the Debt Financing or original issue discount in respect of the Debt Financing) to an amount less than the Required Amount, (3) materially and adversely affects the ability of Parent or Purchaser to enforce its rights against any of the other parties to the Commitment Letters or the Definitive Financing Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Purchaser to enforce its rights against any of such other parties to the Commitment Letters as in effect on the date hereof or (4) would otherwise reasonably be expected to prevent, impede or delay the consummation of the Transactions; provided, that Parent or Purchaser may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement or (B) take or fail to take any action or enter into any transaction that would reasonably be expected to materially impair, delay or prevent consummation of the Financing contemplated by the Commitment Letters. Upon any such permitted amendment, supplement, modification, waiver or replacement of the Debt Commitment Letter in accordance with this Section 7.15(a), the terms “Debt Commitment Letter” and “Debt Financing” shall refer to the Debt Commitment Letter as so amended, supplemented, modified, waived or replaced and the debt financing contemplated thereby.

(b) In the event that any portion of the Financing becomes unavailable, regardless of the reason therefor, Parent and Purchaser will (i) use their respective reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event (and, in the case of the Debt Financing, in any event no later than the last day of the Marketing Period), alternative financing (“Replacement Financing”) (as applicable, in an amount sufficient to replace such unavailable Financing and in any event in an amount sufficient to consummate the Transactions and satisfy the obligations of Parent and Purchaser under this Agreement) from the same or other sources and on terms and conditions not less favorable to Parent and Purchaser in the aggregate than such unavailable Financing (including, in the case of the Debt Financing, the “flex” provisions contained in any related fee letter) and which do not include any conditions to the consummation of such alternative debt or equity financing, as applicable, that are more onerous than the conditions set forth in the applicable Financing and which do not include any additional conditions to the consummation of such alternative debt or equity financing, as applicable, that are not conditions in the applicable Financing, with it being understood and agreed that if Parent and Purchaser proceed with any alternative debt financing, Parent and Purchaser shall be subject to the same obligations with respect to such alternative debt financing as set forth in this Agreement with respect to the Debt Financing and (ii) promptly notify the Company of such unavailability and the reason therefor. For the purposes of this Agreement, the terms “Debt Commitment Letter” and “Equity Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing arranged in compliance herewith (and any Debt Commitment Letter or Equity Commitment Letter, as applicable, remaining in effect at the time in question). Parent and Purchaser shall keep the Company reasonably informed, in reasonable detail, of the status of their efforts to arrange the Financing. Without limiting the generality of the foregoing, Parent and Purchaser shall provide the Company with prompt written notice (i) of (A) any material breach or default by any party to any Commitment Letters or the Definitive Financing Agreements of which Parent or Purchaser becomes aware, (B) the receipt of any written notice or other written communication from any Lender, the Sponsor, or other financing source with respect to any actual or threatened breach, default (or accusation of breach or default), termination or repudiation by any party to any Commitment Letters or the Definitive Financing Agreements of any provision thereof or (C) any material dispute or disagreement between or among Parent and Purchaser, on the one hand, and the Lenders, on the other hand, or among any Lenders to any of the Commitment Letters or the Definitive Financing Agreements with respect to the obligation to fund any of the Financing or the amount of the Financing to be funded at the Acceptance Time, and (ii) if at any time for any reason Parent or Purchaser believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Commitment Letters or the Definitive Financing Agreements, and Parent and Purchaser shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Financing. Notwithstanding the foregoing, compliance by Parent and Purchaser with this Section 7.15 shall not relieve Parent or Purchaser of their obligations to consummate the Transactions whether or not the Financing is available.

(c) Prior to the Closing, the Company shall, and shall use its reasonable best efforts to cause its Representatives to, use reasonable best efforts to provide such reasonable cooperation as is customary and reasonably requested by Parent in connection with the arrangement of the Debt Financing, including:

(i) prior to and during the Marketing Period, upon reasonable notice, participating in a reasonable number of lender meetings, presentations and sessions with rating agencies,

(ii) (A) assist reasonably in the preparation of one or more credit or other agreements, as well as customary pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be reasonably requested by Parent; and otherwise reasonably facilitating the pledging of collateral (including the delivery of original share certificates, together with share powers executed in blank, with respect to each of the Company Subsidiaries) and (B) reasonably facilitating the taking of all corporate actions by the Company and the Company Subsidiaries with respect to entering such definitive financing documents and otherwise necessary to permit consummation of the Financing, it being understood and agreed that (A) no such actions or documentation (other than customary authorization letters) will take effect prior to the Closing and (B) any such action will only be required of the directors, members, partners, managers or officers of the Company and its Subsidiaries who retain their respective positions as of, and after, the Closing,

(iii) furnishing Parent as promptly as reasonably practicable with the Required Information,

(iv) assist with the preparation of materials for rating agency presentations, road show presentations, bank information memoranda (including, to the extent necessary, (x) an additional bank information memorandum that does not include material non-public information and (y) authorization letters), confidential information memorandum and similar documents (and any supplements thereto) required in connection with the Financing,

(v) assist Parent in procuring a public corporate credit rating and a public corporate family rating in respect of the relevant borrower under the Financing and public ratings for any of the tranches of the Financing be offered in connection with the Financing,

(vi) obtain customary consents of accountants for use of their auditor opinions in any materials relating to the Debt Financing at the expense of and as reasonably requested by Parent on behalf of the Financing Sources, and

(vii) provide Parent at least five (5) Business Days prior to the Closing Date all customary documentation and other information with respect to the Company and its Subsidiaries, as is reasonably requested in writing by Parent at least eight (8) Business Days prior to the Closing Date that is required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act. If the Company at any time in good faith believes that it has delivered the Required Information in accordance with this Section 7.15(c), it may (but is under no obligation to) deliver to Parent a written notice to such effect, in which case the Company shall be deemed to have delivered the Required Information unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information and delivers to the Company within two (2) Business Days a written notice describing in reasonable detail what information that constitutes Required Information has not yet been delivered. All non-public or otherwise confidential information regarding the Company or its Affiliates obtained by Parent or Purchaser or their Representatives pursuant to this Section 7.15 shall be kept confidential in accordance with the Confidentiality Agreement, including any joinder or other agreement entered into in connection therewith. The Company hereby consents to the use of its and the Company Subsidiaries’ logos in connection with the Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries.

(d) Notwithstanding anything herein to the contrary, (i) none of the Company, its Affiliates or any persons who are directors, employees, officers, members, partners or managers of the Company or its Affiliates shall be required to pass resolutions or consents to approve or authorize the execution of the Debt Financing or to execute, deliver or enter into, or perform any agreement, document or instrument (other than customary authorization letters), including any Definitive Financing Agreements, with respect to the Debt Financing, in each case, that would be effective prior to the Closing and any such action, authorization, consent, approval, execution, delivery or performance will only be required of the respective directors, employees, officers, members, partners or managers of the Company and its Subsidiaries who retain their respective positions as of, and after, the Closing, (ii) no obligation of the Company, its Affiliates or any of their respective Representatives undertaken pursuant to the foregoing shall be effective until Closing and (iii) none of the Company, its Affiliates or any of their respective Representatives shall be required to (A) pay any commitment or other similar fee in connection with the Debt Financing, (B) incur any other cost or expense that will not be promptly reimbursed by Parent in connection with the Debt Financing prior to the Closing, (C) take any actions to the extent such actions would unreasonably interfere with the ongoing business or operations of the Company and its Affiliates, (D) take any actions that would conflict with or violate the Company’s or its Affiliates’ organizational documents or any Laws, or (E) take any actions that would cause any representation or warranty in this Agreement to be breached or that would cause any closing condition set forth in Article VIII or Annex A to fail to be satisfied or that would otherwise cause a breach of this Agreement. Nothing contained in this Section 7.15 or otherwise shall require the Company or its Affiliates to be an issuer or other obligor with respect to the Debt Financing (except for the Company and its Subsidiaries after the Closing Date). For the avoidance of doubt, none of the respective directors, employees, officers, members, partners or managers of the Company or any of its Subsidiaries who will not be continuing directors, employees, officers, members, partners or managers of the Company or any of its Subsidiaries in such respective capacity after the Closing shall be required to execute or enter into or perform, or otherwise authorize or consent to, or pass any resolutions in connection with, any agreement with respect to the Financing. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company, its Affiliates or their respective Representatives in connection with such cooperation and shall indemnify and hold harmless the Company, its Affiliates and their respective Representatives for and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them pursuant to this Section 7.15 and any information utilized in connection therewith (other than written information provided by the Company).

ARTICLE VIII

CONDITIONS TO THE MERGER

The obligations of the Company, Parent and Purchaser to consummate the Merger shall be subject to the satisfaction (or written waiver by the Company, Parent and Purchaser, if permissible by Law), at or prior to the Effective Time, of the following conditions:

SECTION 8.01 No Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Transactions; and

SECTION 8.02 Consummation of the Offer. Purchaser (or Parent on Purchaser’s behalf) shall have irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

ARTICLE IX

TERMINATION

SECTION 9.01 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Acceptance Time only as follows (the date of any such termination, the “Termination Date”):

(a) by mutual written consent of each of the Company and Parent;

(b) by either the Company or Parent if:

(i) (A) the Acceptance Time shall not have occurred on or before December 23, 2017 (the “Outside Date”) or (B) the Offer shall have expired pursuant to its terms (including any extensions thereof permitted pursuant to this Agreement) and the terms of this Agreement without Purchaser having irrevocably accepted for payment the Shares validly tendered and not validly withdrawn pursuant to the Offer in accordance with this Agreement solely as a result of the failure to satisfy the Minimum Condition (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, but subject to those conditions being capable of being satisfied); provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose failure to satisfy any agreements or covenants under this Agreement has primarily caused or resulted in the failure of the Acceptance Time to occur on or before such date; or

(ii) any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law permanently enjoining, prohibiting or making illegal the consummation of the Offer or the Merger and such Law shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (ii) has satisfied its obligations in all material respects under Section 7.05;

(c) by Parent if:

(i) the Company Board shall have effected an Adverse Recommendation Change; or

(ii) a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any of the Offer Conditions set forth in clause (d), (e), (f) or (g) of

Annex A not to be satisfied, and such breach is not cured within 30 calendar days (but no later than the Outside Date) of receipt by the Company of written notice from Parent of such breach; provided, that Parent and Purchaser are not then in material breach of this Agreement; or

(d) by the Company if:

(i) Purchaser shall have (A) failed to commence the Offer within five (5) Business Days following the date set forth in Section 2.01(a); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(i) if the Company shall have breached or failed to perform any of its covenants contained in this Agreement, which breach or failure to perform is the primary cause of, or resulted in, Purchaser not commencing the Offer in a timely manner, (B) terminated the Offer in breach of the terms of this Agreement or (C) made any change to the Offer that constitutes a Willful and Material Breach of this Agreement;

(ii) the Company Board determines to enter into a definitive acquisition agreement, merger agreement or similar agreement with respect to an Acquisition Proposal in accordance with Section 7.02; provided that prior to or concurrently with such termination the Company pays the Company Termination Fee due under Section 9.03(b);

(iii) a breach of any representation, warranty covenant or agreement on the part of Parent or Purchaser set forth in this Agreement shall have occurred that would give rise to a Parent Material Adverse Effect, and such breach is not cured within 30 days (but no later than the Outside Date) of receipt by Parent of written notice from the Company of such breach; provided, that the Company is not then in material breach of this Agreement; or

(iv) if (i) the Marketing Period has ended, (ii) the Offer Conditions have been and continue to be satisfied or waived (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, but subject to such conditions being able to be satisfied), (iii) the Company has irrevocably confirmed by written notice to Parent that it is ready, willing, and able to consummate the Closing and (iv) Purchaser fails to consummate (as defined in Section 251(h) of the DGCL) the Offer within three Business Days following the Expiration Date.

SECTION 9.02 Notice of Termination; Effect of Termination.

(a) A terminating party shall provide written notice of termination to the other party specifying with reasonable particularity the reason for such termination, and any such termination in accordance with Section 9.01 shall be effective immediately upon delivery of such written notice to the other party.

(b) In the event of termination of this Agreement by any party as provided in Section 9.01, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability or obligation on the part of any party, except that (i) this Section 9.02,

Section 2.01(d), Section 7.01(b), Section 9.03 and Article X shall remain in full force and effect and (ii) subject to Section 9.03(g), nothing herein shall relieve any party from liability for any Willful and Material Breach of this Agreement prior to the date of such termination.

SECTION 9.03 Fees and Expenses. (a) All expenses incurred in connection with this Agreement, the Transactions and all other matters related to the Offer and the Merger shall be paid by the party incurring such expenses, whether or not the Offer, the Merger or any other Transaction is consummated, except as otherwise set forth in this Agreement. Notwithstanding the foregoing, Parent will pay all filing fees or make other payments to any Governmental Authority in connection with the filings made pursuant to the HSR Act or any other Antitrust Law.

(b) If this Agreement shall be terminated:

(i) (A) (1) by the Company or Parent pursuant to Section 9.01(b)(i) and only in circumstances where all of the Offer Conditions have been satisfied except for the Minimum Condition or the Offer Conditions set forth in clauses (d), (e), (f) or (g) of Annex A (but subject to such conditions being able to be satisfied) or (2) by Parent pursuant to Section 9.01(c)(ii), (B) at or prior to the Termination Date an Acquisition Proposal shall have been publicly announced or publicly known and not publicly withdrawn and (C) within twelve (12) months of the Termination Date the Company enters into a definitive agreement with respect to, and subsequently consummates, such Acquisition Proposal, in each case whether or not involving the same Acquisition Proposal or the person making the Acquisition Proposal referred to in clause (B), then the Company shall pay to Parent (or its designee), upon consummation of such Acquisition Proposal, the amount of $75,000,000 (the “Company Termination Fee”) in accordance with Section 9.03(c); or

(ii) by Parent pursuant to Section 9.01(c)(i), or the Company pursuant to Section 9.01(d)(ii), then the Company shall pay to Parent (or its designee) the Company Termination Fee in accordance with Section 9.03(c).

(c) The Company Termination Fee payable by the Company under this Section 9.03 shall be paid to Parent or its designee by the Company in immediately available funds (i) immediately prior to or concurrently with a termination of this Agreement by the Company pursuant to Section 9.01(d)(ii) and (ii) within two (2) Business Days after the date of the event giving rise to the obligation to make such payment in all other circumstances. Subject to Section 10.09, the payment to Parent or its designees of the Company Termination Fee shall be the sole and exclusive remedy of Parent and Purchaser for any loss suffered by Parent or Purchaser as a result of the failure of the Transactions to be consummated and, upon such payment in accordance with this Section 9.03, the Company shall not have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(d) If this Agreement shall be terminated by the Company pursuant to Section 9.01(d)(i), Section 9.01(d)(iii) or Section 9.01(d)(iv), Parent shall pay to the Company the amount of $175,000,000 (the “Parent Termination Fee”) in immediately available funds within two (2) Business Days after the date of such termination.

(e) For purposes of Section 9.03(b)(i), Acquisition Proposal shall have the meaning assigned to such term in Section 7.02(g)(i), except that references to 20% in clauses (1) and (2) of the definition thereof shall be deemed to be references to 50% and clause (3) of the definition thereof shall be deemed amended and replaced in its entirety by the following language: “(3) any merger, consolidation, business combination, recapitalization or other similar transaction involving the Company pursuant to which stockholders of the Company immediately prior to the consummation of such transaction would cease to own directly or indirectly at least 50% of the voting power of the outstanding securities of the Company (or of another person that directly or indirectly would own all or substantially all the assets of the Company) immediately following such transaction in the same proportion as they owned prior to the consummation of such transaction.”

(f) The parties acknowledge and agree that the agreements contained in this Section 9.03 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. Each of the parties further acknowledges that the payment of the amounts by the Company or Parent specified in this Section 9.03 is not a penalty, but, in each case, is liquidated damages in a reasonable amount that will compensate Parent and Purchaser or the Company, as applicable, in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. In no event shall the Company or Parent be required to pay a fee in connection with the termination of this Agreement more than once.

(g) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 10.09, each of the parties hereto expressly acknowledges and agrees that the Company’s right to terminate this Agreement and for the Company to receive payment of the Parent Termination Fee pursuant to this Section 9.03 shall constitute the sole and exclusive remedy of the Company and the Company Subsidiaries and their respective Affiliates and any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or Affiliates (collectively, the “Company Related Parties”) against Parent, the Sponsor and their respective Affiliates, the Financing Sources, any other potential debt or equity financing source and any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or Affiliates or any former, current or future general or limited partner, stockholder, equityholder, member, manager, director, officer, employee, agent or Affiliate of any of the foregoing (collectively, the “Parent Related Parties”) for all losses and damages in respect of this Agreement (or the termination thereof) or the transactions contemplated by this Agreement (or the failure of such transactions to occur for any reason or for no reason) or any breach (whether willful, intentional, unilateral or otherwise) of any covenant or agreement or otherwise in respect of this Agreement or any oral representation made or alleged to be made in connection herewith, and upon payment of the Parent Termination Fee to the Company pursuant to Section 9.03(d), none of the Parent Related Parties shall have any further liability or obligation to any of the Company Related Parties relating to or arising out of this Agreement, the Guarantee, the Commitment Letters or the transactions contemplated hereby or thereby, and none of the Company, its Subsidiaries nor any other Company Related Party shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the transactions contemplated hereby or any oral representation made or alleged to be made in connection herewith. In no event shall Parent be subject to (nor shall any Company Related Party seek to recover) monetary damages in excess of an amount equal to the Parent Termination Fee, in the aggregate, for any losses or other liabilities arising out of or in connection with breaches by Parent of its representations, warranties, covenants and agreements contained in this Agreement or arising from any claim or cause of action that any Company Related Party may have, including for a breach of Section 2.01(e) as a result of the Debt Financing not being available to be drawn down or otherwise arising from the Commitments Letters or in respect of any oral representation made or alleged to be made in connection herewith or therewith.

(h) While the Company may pursue both a grant of specific performance or other equitable relief under Section 10.09 and, following termination of this Agreement, the payment of the Parent Termination Fee under this Section 9.03, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance or other equitable relief and the Parent Termination Fee in connection with this Agreement or any termination of this Agreement.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01 Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time; provided, however, that this Section 10.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 10.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile transmission (with a confirmatory copy sent by an internationally recognized overnight courier service), or by email (with confirmation of successful transmission) to the respective parties hereto at the following coordinates (or at such other coordinates for a party as shall be specified in a notice given in accordance with this Section 10.02):

(a)	if to Parent or Purchaser:

MH Sub I, LLC

c/o Internet Brands, Inc.

909 N. Sepulveda Blvd. 11th floor

El Segundo, CA 90245

Attention: B. Lynn Walsh

Email: lwalsh@internetbrands.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Marni J. Lerner

Michael T. Holick

Facsimile: (212) 455-2502

Email: mlerner@stblaw.com

mholick@stblaw.com

(b)	if to the Company:

WebMD Health Corp.

395 Hudson Street

New York, NY 10014

Attention:    Douglas Wamsley

Facsimile: (212) 624-3773

Email: dwamsley@webmd.net

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Attention: Creighton O’M. Condon

Scott Petepiece

Facsimile: (212) 848-7179

Email: ccondon@shearman.com

spetepiece@shearman.com

SECTION 10.03 Interpretation and Rules of Construction. When a reference is made in this Agreement to an Exhibit, an Article or a Section, such reference shall be to an Exhibit, an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Documents, materials and information are deemed to have been “made available” to Parent and Purchaser, if such documents, materials or information were (a) available for review by such person and its Representatives through the electronic data room entitled “Project House”, which is hosted by Merrill Datasite in connection with the Transactions, (b) otherwise provided by or on behalf of the Company to Parent, Purchaser or their Representatives. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a person are also to its successors and permitted assigns. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day (if being calculated based on Business Days). Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. References to “days” shall mean “calendar days” unless expressly stated otherwise.

SECTION 10.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 10.05 Disclaimer of Other Representations and Warranties. Parent, Purchaser and the Company each hereby acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV and Article V, as applicable, and notwithstanding anything herein to the contrary, (a) no party nor its Representatives makes, and has not made, any representations or warranties, express or implied, at Law or in equity, relating to itself or its businesses or otherwise in connection with the Transactions, (b) no person has been authorized by any party to make any representation or warranty relating to such party or its businesses or otherwise in connection with the Transactions and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its Representatives are not and shall not be deemed to be or to include representations or warranties unless any such materials or information is the subject of any representation or warranty set forth in this Agreement.

SECTION 10.06 Entire Agreement. This Agreement, taken together with the Company Disclosure Schedule, the Guarantee, the Equity Commitment Letter and the Confidentiality Agreement (together with any joinders or other agreements entered into in connection therewith), constitutes the entire agreement among the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof.

SECTION 10.07 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto; provided that Parent and Purchaser may assign all or any of their rights and obligations hereunder to any direct or indirect wholly-owned Subsidiary of Parent so long as (a) Parent continues to remain liable for all of such obligations as if no such assignment had occurred and (b) such assignment in no way causes a delay or impairs the ability of Parent and Purchaser to consummate the Transactions. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 10.08 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for (a) the provisions of Section 7.03 (which are for the benefit of the persons covered thereby and may be enforced by such persons following the Effective Time); provided that notwithstanding the foregoing, the provisions of this Section 10.08, Section 10.10(c), Section 10.11 and the last sentence of Section 10.12 shall be enforceable by each Financing Source and each Financing Source shall be an intended third party beneficiary of this Section and such Sections.

SECTION 10.09 Specific Performance. (a) The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in Law, equity or otherwise, including monetary damages, except as limited by Section 9.03) to (i) an Order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach. In circumstances where Parent, Purchaser or the Company is obligated to consummate any Transaction and such Transaction has not been consummated, each of Parent, Purchaser and the Company expressly acknowledges and agrees that the other party shall have suffered irreparable harm, that monetary damages will be inadequate to compensate such other party and that such other party shall be entitled to enforce specifically Parent’s or the Company’s, as the case may be, obligation to consummate such Transaction. Notwithstanding the foregoing or any other provision of this Agreement, the parties acknowledge and agree that (x) Parent shall not be entitled to enforce specifically the obligations of the Company to consummate the Transactions unless all of the conditions set forth in Article VIII shall have been satisfied or, to the extent permitted, waived in writing by the Company and (y) the Company shall not be entitled to enforce specifically the obligations of Parent and Purchaser to consummate the Transactions unless all of the conditions set forth in Annex A and Article VIII shall have been satisfied or waived in writing by Parent (other than those conditions that by their nature are to be satisfied at the Expiration Date or the Closing, as applicable, but subject to the satisfaction or waiver of such conditions). Each party further agrees that no other party or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.09, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(b) Notwithstanding anything in this Agreement to the contrary, the Parties hereby agree that the Company shall only be entitled to specific performance of Parent’s obligations to cause the Equity Financing to be funded to fund the Offer Price and the Merger Consideration and Parent’s and Purchaser’s obligation to cause the Acceptance Time to occur and to effect the Closing if, and only if, (i) the Marketing Period has ended, (ii) all the conditions in Annex A and Article VIII, as applicable, have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Date or the Closing, as applicable, but subject to the satisfaction or waiver of such conditions) at the Expiration Date or the Closing, as applicable, (iii) the Debt Financing (or any Replacement Financing in accordance with Section 7.15(b)) has been or will be funded (or any Replacement Financing in accordance with Section 7.15(b) will be funded) at the Closing if the Equity Financing is funded at the Closing and (iv) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Financing (including any Replacement Financing that has been obtained in accordance with Section 7.15) is funded, then the Company will cause the Closing to occur.

(c) Notwithstanding anything in this Agreement to the contrary, the parties hereto agree that the Company shall be entitled to enforce specifically Parent’s and Purchaser’s obligations to cause the Debt Financing to be funded and to enforce the terms of the Debt Commitment Letter or any financing agreements related thereto, including by requiring that Parent and Purchaser file one or more lawsuits against the counterparties to the Debt Commitment Letter to fully enforce such counterparties’ obligations thereunder and Parent’s and Purchaser’s rights thereunder, if, and only if, (i) the Marketing Period has ended, (ii) all the conditions in Annex A and Article VIII (other than those conditions that by their nature are to be satisfied at the Expiration Date or the Closing, as applicable, but subject to the satisfaction or waiver of such conditions) have been satisfied or waived at the Expiration Date or the Closing, as applicable, (iii) all conditions to the consummation of the Financing provided by the Debt Commitment Letter (or if any Replacement Financing that has been obtained in accordance with Section 7.15, pursuant to the commitments with respect thereto) have been satisfied and (iv) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Financing (including any Replacement Financing that has been obtained in accordance with Section 7.15) is funded, then the Company will cause the Closing to occur.

SECTION 10.10 Governing Law.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the principles of conflicts of law that would cause the application of law of any jurisdiction other than those of the State of Delaware.

(b) The parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be heard and determined exclusively in the Court of Chancery of the State of Delaware; provided, however, that if such court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any federal or state court located in the State of Delaware. Consistent with the preceding sentence, each of the parties hereto hereby (i) submits to the exclusive jurisdiction of any federal or state court sitting in the State of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by either party hereto; (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 10.02; and (iii) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above named courts.

(c) Notwithstanding anything to the contrary contained in this Agreement, each of the Parties hereto: (i) agrees that it will not bring or support any Person, or permit any of its Affiliates to bring or support any Person, in any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources or any other Person that has committed or subsequently commits to provide or otherwise enters into agreements in connection with providing the Debt Financing to Parent or any of its Affiliates, and each of its or their respective former, current and future Affiliates, equityholders, members, partners, controlling persons, officers, directors, employees, agents, advisors and representatives involved in such Debt Financing (collectively, the “Lender Parties”) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York State courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Lender Parties in any way relating to the Debt Commitment Letters or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (iii) HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION (WHETHER AT LAW OR IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING IN ANY WAY TO THE DEBT COMMITMENT LETTER OR THE PERFORMANCE THEREOF OR THE FINANCINGS CONTEMPLATED THEREBY. Notwithstanding anything to the contrary contained in this Agreement, the Lender Parties are intended third-party beneficiaries of, and shall be entitled to the protections of this provision to the same extent as if the Financing Sources were parties to this Agreement. This Section may not be amended, modified or supplemented, or any of its provisions waived, without the written consent of the Financing Sources, which consent may be granted or withheld in the sole discretion of the Financing Sources.

SECTION 10.11 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING ANY SUCH SUIT AGAINST THE FINANCING SOURCES). EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH

OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11.

SECTION 10.12 Amendment. This Agreement may be amended, by written agreement of the parties hereto, at any time prior to the Effective Time; provided, however, that, following the Acceptance Time, no amendment may be made that would reduce the amount or change the form of Merger Consideration. Notwithstanding the foregoing, the provisions of this Section 10.12, Section 10.08, Section 10.10(c) and Section 10.11 shall not be amended, modified, supplemented or waived in a manner that is adverse in any material respect to any Financing Source without the prior written consent of the applicable Financing Source.

SECTION 10.13 Waiver. At any time prior to the Effective Time, Parent (on behalf of itself and Purchaser), on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

SECTION 10.14 Company Disclosure Schedule. The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each other Section of the Company Disclosure Schedule to which such information reasonably relates as though fully set forth in such other Section to the extent the applicability and relevance of such information to such other Section is reasonably apparent. Certain items and matters may be listed in the Company Disclosure Schedule for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in the Company Disclosure Schedule be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants contained in this Agreement. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty (x) shall not be deemed an admission that such item represents a material exception or material event, circumstance, change, effect, development or condition or that such item would have a Material Adverse Effect on the Company and (y) shall not be construed as an admission by the Company of any non-compliance with, or violation of, any third party rights (including any intellectual property rights) or any Law or Order of any Governmental Authority, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein or of disclosing any information required to be disclosed under this Agreement. Without limiting the foregoing, no reference to or disclosure of a possible breach or violation of any Contract or agreement, Law or Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

SECTION 10.15 No Recourse.    This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this

Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party, except for claims that the Company may assert in accordance with the Guarantee or Equity Commitment Letter. No past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney or other Representative of any party hereto or any of their successors or permitted assigns or any direct or indirect director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing (each, a “Non-Recourse Party”), shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim or proceeding (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated hereby or in respect of any written or oral representations made or alleged to be made in connection herewith. Without limiting the rights of the Company against Parent, in no event shall the Company or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party (other than in accordance with the Guarantee or Equity Commitment Letter).

SECTION 10.16 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or other means of electronic transmission, such as by electronic mail in “pdf” form) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

WEBMD HEALTH CORP.

By	/s/ Steven L. Zatz
Name: Steven L. Zatz, M.D.
Title: Chief Executive Officer

MH SUB I, LLC

By	/s/ Robert N. Brisco
Name: Robert N. Brisco
Title: Chief Executive Officer

DIAGNOSIS MERGER SUB, INC.

By	/s/ B. Lynn Walsh
Name: B. Lynn Walsh
Title: Vice President and Secretary

ANNEX A

Conditions to the Offer

Notwithstanding any other provision of the Agreement or the Offer and in addition to (and not in limitation of) Purchaser’s right to extend and amend the Offer pursuant to the provisions of the Agreement, subject to any applicable rules and regulations of the SEC, Purchaser shall not be required to (and Parent shall not be required to cause Purchaser to) accept for payment or pay for any Shares validly tendered and not withdrawn pursuant to the Offer, and, subject to the terms of this Agreement, may extend, terminate or amend the Offer, if, as of the Expiration Date of the Offer, any of the following conditions shall not be satisfied or, to the extent permitted, waived in writing by Parent:

(a) there shall have been validly tendered and not validly withdrawn that number of Shares (excluding shares tendered pursuant to notices of guaranteed delivery that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)) that, when added to the Shares then owned by Parent and its Subsidiaries, would represent a majority of all Shares outstanding as of the expiration of the Offer (the “Minimum Condition”) (it being understood that, for purposes of calculating whether the Minimum Condition has been satisfied, the aggregate number of Shares outstanding shall (i) include, without duplication, Shares issuable in respect of (A) Company Stock Options for which the holders thereof have satisfied all of the requirements for exercise thereof prior to the expiration of the Offer, even if delivery of Shares resulting from such exercises to the respective optionholders has not occurred prior to the expiration of the Offer, (B) Restricted Stock Units for which the holders thereof have satisfied all of the requirements for vesting thereof prior to the expiration of the Offer, even if delivery of the Shares resulting from such vesting to the respective RSU holders has not occurred prior to the expiration of the Offer and (C) Convertible Securities for which the holders thereof have satisfied all of the requirements for conversion (as set forth in the applicable Indenture) prior to the expiration of the Offer, even if delivery of Shares resulting from such conversions (including any applicable “Additional Shares” (as defined in the Convertible Securities) deliverable in connection therewith) to the respective converting holders has not occurred prior to the expiration of the Offer, and (ii) not include Shares held in treasury by the Company as of the expiration of the Offer or any other Shares acquired by the Company prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding for the vesting of Restricted Shares or Restricted Stock Units or in connection with tax withholding or payment of the exercise price for the exercise of Company Stock Options), even if delivery to the Company of Shares so acquired has not occurred prior to the expiration of the Offer);

(b) any applicable waiting period under the HSR Act shall have expired or been terminated and, to the extent applicable, all clearances and authorizations required by the Antitrust Laws of Germany and Austria shall have been obtained;

(c) no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of the Offer, the acquisition of the Shares by Parent or Purchaser, the Merger or the other Transactions; provided, however, that Parent and Purchaser shall not be permitted to invoke this clause (c) unless they shall have complied with their obligations under Section 7.05 in all material respects;

(d) (i) the representations and warranties of the Company contained in the first sentence of Section 4.01(a) (solely to the extent concerning the Company), the first sentence of Section 4.02 (solely to the extent concerning the Company), Section 4.03(a), the first, third and fourth sentences of Section 4.03(b) (other than for inaccuracies that are individually or in the aggregate de minimis relative to the total fully diluted equity capitalization of the Company), Section 4.04 and Section 4.10(a) shall be true and correct in all respects at and as of immediately prior to such time with the same force and effect as if made on and as of such time (except to the extent such representations and warranties are, by their terms, made as of a specified time, in which case such representations and warranties shall be true and correct as of such specified time), (ii) the representations and warranties of the Company contained in Section 4.20, Section 4.22 and Section 4.24 shall be true and correct in all material respects at and as of immediately prior to such time with the same force and effect as if made on and as of such time (except to the extent such representations and warranties are, by their terms, made as of a specified time, in which case such representations and warranties shall be true and correct as of such specified time) (without giving effect to any qualification by materiality contained therein) and (iii) the other representations and warranties contained in Article IV shall be true and correct as of such time with the same force and effect as if made on and as of such time (except to the extent such representations and warranties are, by their terms, made as of a specified time, in which case such representations and warranties shall be true and correct as of such specified time) (without giving effect to any qualification by materiality or Material Adverse Effect contained therein), except for failures to be so true and correct that would not have a Material Adverse Effect;

(e) the Company shall have performed or complied with, in all material respects, each covenant, agreement and obligation required by this Agreement to be performed or complied with by it on or prior to such time;

(f) since the date of the Agreement there shall not have been any event, circumstance, change, development or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect;

(g) the Company shall have delivered to Parent a certificate, dated as of the then-scheduled Expiration Date, signed by an executive officer of the Company, certifying that the Offer Conditions specified in paragraphs (d), (e) and (f) have been satisfied;

(h) the Marketing Period shall have expired; or

(i) the Agreement shall not have been terminated in accordance with Section 9.01.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, other than the Minimum Condition, may be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion, in each case subject to the terms and conditions of this Agreement and to the extent such waiver is permitted by applicable Law. The failure by Parent, Purchaser or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

The capitalized terms used in this Annex A shall have the meanings set forth in the Agreement to which it is annexed.